                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549


                                  AMENDMENT NO. 2 TO
                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934

                              ION LASER TECHNOLOGY, INC.
                                   (Name of Issuer)

                               LCO INVESTMENTS LIMITED
                                 RICHARD S. BRADDOCK
                                    LYNN B. BARNEY
                                  ANDREW HOFMEISTER
                         (Names of Persons Filing Statements)


                       COMMON STOCK, PAR VALUE $.001 PER SHARE
                            (Title of Class of Securities)


                                     461909 20 2
                                    (CUSIP Number)


                                 CRAIGH LEONARD, ESQ.
                                RICHARDS & O'NEIL, LLP
                                   885 THIRD AVENUE
                                  NEW YORK, NEW YORK
                                        10022
                                    (212) 207-1200
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     May 12, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. / /

                                     SCHEDULE 13D


CUSIP     NO. 461909 20 2

(1)  Name of reporting persons
                                                     LCO INVESTMENTS LIMITED
     S.S. or I.R.S. identification Nos.
     of above persons


(2)  Check the appropriate box if                    (a)  /X/
     a member of a group
     (see instructions)                              (b)  / /


(3)  SEC use only

(4)  Source of funds (see instructions)              WC

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e)                              / /

(6)  Citizenship or place of
     organization                                    GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power                              1,820,092 (which includes
                                                    1,173,334 shares subject to
                                                    purchase within 60 days upon
                                                    the exercise of certain
                                                    options)

(8)  Shared voting power                            243,100 (which includes
                                                    229,100 shares subject to
                                                    purchase within 60 days upon
                                                    the exercise by Lynn B.
                                                    Barney of certain options)

(9)  Sole dispositive power                          1,820,092 (which includes
                                                     1,173,334 shares subject to
                                                     purchase within 60 days
                                                     upon the exercise of
                                                     certain options)

(10) Shared dispositive power                        None

(11) Aggregate amount beneficially owned
     by each reporting person                        2,063,192

(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)                                   / /

(13) Percent of class represented by
     amount in Row (11)                              31.4%

(14) Type of reporting person (see
     instructions)                                   CO

CUSIP NO. 461909 20 2

(1)  Names of reporting persons
                                                     RICHARD S. BRADDOCK
     S.S. or I.R.S. identification
     Nos. of above persons


(2)  Check the appropriate box                       (a) /X/
     if a member of a group
     (see instructions)                              (b) / /
(3)  SEC use only

(4)  Source of funds (see
     instructions)                                   PF

(5)  Check if disclosure of legal
     procedures is required pursuant to
     items 2(d) or 2(e)                              / /

(6)  Citizenship or place of
     organization                                    UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power                               463,047 (which includes
                                                     308,333 shares subject to
                                                     purchase within 60 days
                                                     upon the exercise of
                                                     certain options)

(8)  Shared voting power                             None

(9)  Sole dispositive power                          463,047 (which includes
                                                     308,333 shares subject to
                                                     purchase within 60 days
                                                     upon the exercise
                                                     of certain options)

(10) Shared dispositive power                        None

(11) Aggregate amount beneficially owned
     by each reporting person                        463,047

(12) Check if the aggregate amount
     in Row (11) excludes certain shares (see
     instructions)                                   / /


(13) Percent of class represented by
     amount in Row (11)                              8.4%

(14) Type of reporting person
     (see instructions)                              IN

CUSIP NO. 461909 20 2

(1)  Names of reporting persons
                                                    LYNN B. BARNEY
     S.S. or I.R.S. identification
     Nos. of above persons

2)  Check the appropriate box                       (a) /X/
     if a member of a group
     (see instructions)                             (b) / /

(3)  SEC use only

(4)  Source of funds (see
     instructions)                                  PF

(5)  Check if disclosure of legal
     procedures is required pursuant to
     items 2(d) or 2(e)                             / /

(6)  Citizenship or place of
     organization                                   UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power                              None

(8)  Shared voting power                            243,100 (which includes
                                                    229,100 shares subject to
                                                    purchase within 60 days upon
                                                    the exercise by Lynn B.
                                                    Barney of certain options)

(9)  Sole dispositive power                         243,100 (which includes
                                                    229,100 shares subject to
                                                    purchase within 60 days upon
                                                    the exercise by Lynn B.
                                                    Barney of certain options)

(10) Shared dispositive power                       None

(11) Aggregate amount beneficially owned
     by each reporting person                       243,100

(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)                                  /X/

(13) Percent of class represented by
     amount in Row (11)                             4.5%

(14) Type of reporting person
     (see instructions)                             IN

CUSIP NO. 461909 20 2

(1)  Names of reporting persons
                                                     ANDREW HOFMEISTER
     S.S. or I.R.S. identification
     Nos. of above persons

(2)  Check the appropriate box                       (a) /X/
     if a member of a group
     (see instructions)                              (b)

(3)  SEC use only

(4)  Source of funds (see
     instructions)                                   PF

(5)  Check if disclosure of legal
     procedures is required pursuant to
     items 2(d) or 2(e)                              / /

(6)  Citizenship or place of
     organization                                    UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power                               5,000 (all of which shares
                                                     are subject to purchase
                                                     within 60 days upon the
                                                     exercise of certain
                                                     options)

(8)  Shared voting power                             None

(9)  Sole dispositive power                          5,000 (all of which shares
                                                     are subject to purchase
                                                     within 60 days upon the
                                                     exercise of certain
                                                     options)

(10) Shared dispositive power                        None

(11) Aggregate amount beneficially owned
     by each reporting person                        5,000 (all of which shares
                                                     are subject to purchase
                                                     within 60 days upon the
                                                     exercise of certain
                                                     options)

(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)                                   / /

(13) Percent of class represented by
     amount in Row (11)                              0.1%

(14) Type of reporting person
     (see instructions)                              IN

                       ION LASER TECHNOLOGY, INC. SCHEDULE 13D
                                   AMENDMENT NO. 2


NOTE: This Amendment No. 2 amends and restates a Statement on Schedule 13D filed on April 11, 1996, as amended by an Amendment No. 1 filed on Decemberr 6, 1996 (the "INITIAL SCHEDULE 13D") on behalf of LCO Investments Limited ("LCO INVESTMENTS"), Richard S. Braddock, Lynn B. Barney and Andrew Hofmeister.

     This Amendment No. 2 is being filed to amend Items 3, 4, 5 and 6 of the
Schedule 13D. The information reported in Items 1 and 2 of the Schedule 13D has not changed since the date of the Initial Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The following paragraphs are added at the end of Item 3:

          On March 14, 1997, LCO Investments acquired 15,500 shares of Common Stock through open market purchases for an aggregate purchase price of $113,150. On March 20, 1997, LCO Investments acquired 500 shares of Common Stock through open market purchases for an aggregate purchase price of $3,655. The source of funds for such purchases was the capital funds of LCO Investments.

          On February 25, 1997, Mr. Braddock acquired 2,400 shares of Common Stock for an aggregate purchase price of $21,456 and 7,600 shares of Common Stock for an aggregate purchase price of $68,400, in each case through open market purchases. The source of funds for such purchases was his personal funds.

          On May 12, 1997, LCO Investments and Mr. Braddock acquired from the Company shares of the Company's Common Stock at a purchase price of $7.00 per share, pursuant to a Securities Purchase Agreement dated as of May 8, 1997 (the "MAY 1997 PURCHASE AGREEMENT"). LCO
     Investments acquired 342,858 shares of Common Stock for an aggregate purchase price of $2,400,000. Mr. Braddock acquired 85,714 shares of Common Stock for an aggregate purchase price of $600,000. The source of funds for such purchase by LCO Investments was its own capital funds. The sources of funds for such purchase by Mr. Braddock were $300,000 of his own personal funds and a $300,000 loan from Excimer Vision Leasing, L.P. See Item 6 below.


ITEM 4.   PURPOSE OF TRANSACTIONS

     Subclause (ii) of the first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

     (ii) Under the Purchase Agreement, LCO Investments and Mr. Braddock acquired from the Company options to purchase shares of the Company's Common Stock. LCO Investments acquired options to purchase 773,334 shares of Common Stock. Mr. Braddock acquired options to purchase 193,333 shares of Common Stock. Pursuant to the May 1997 Purchase Agreement, the exercise price of these options was reduced from $20.00 to $9.00 per share and such options became exercisable at any time until the close of business on March 31, 2006. Under the May 1997 Purchase Agreement, LCO Investment and Mr. Braddock also acquired from the Company new options to purchase shares of the Company's Common Stock at an exercise price of $9.00 per share. LCO Investments acquired options to purchase 400,000 shares of Common Stock. Mr. Braddock acquired options to purchase 100,000 shares of Common Stock. Such options are exercisable at any time until the close of business on May 1, 2007.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Paragraph (a) of Item 5 is hereby amended and restated to read in its entirety as follows:

          (a) As of the date hereof, LCO Investments, CAP Advisers and ERSE Trust each beneficially owns 2,063,192 shares of Common Stock, which constitutes 31.4% of the 6,580,289 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof (which includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO
     Investments of certain options and 229,100 shares subject to purchase within 60 days upon the exercise by Mr. Barney of certain options). LCO Investments is the direct beneficial owner of such shares. ERSE Trust (as the 100% owner of LCO Investments) and CAP Advisers (as the sole trustee of ERSE Trust) are beneficial owners of such shares for purposes of this Item 5(a). Mr. Braddock beneficially owns 463,047 shares of Common Stock which constitutes 8.4% of the 5,496,188 outstanding shares (which includes 308,333 shares subject to purchase within 60 days upon the exercise by Mr. Braddock of certain options). Mr. Barney beneficially owns 243,100 shares of Common Stock which constitutes 4.5% of the 5,406,955 outstanding shares (which includes 229,100 shares subject to purchase within 60 days upon the exercise by Mr. Barney of certain options). Mr. Hofmeister beneficially owns 5,000 shares of Common Stock which constitutes 0.1% of the 5,182,855 outstanding shares (all of which shares are subject to purchase within 60 days upon the exercise by Mr. Hofmeister of certain options). After eliminating shares under common beneficial ownership, the group owns an aggregate of 2,531,239 shares of Common Stock which constitutes 36.8% of the 6,878,622 shares outstanding (which includes the shares subject to purchase within 60 days upon the exercise by LCO Investments, Mr. Braddock, Mr. Barney or Mr. Hofmeister of certain options).

     The fourth subparagraph of paragraph (b) of Item 5 is hereby amended and restated to read in its entirety as follows:

          The voting and dispositive power of each person listed in Item
     5(a) is set forth in the following table.  CAP Advisers (Dublin
     Branch) is the sole trustee of ERSE Trust, which wholly-owns LCO Investments. CAP Advisers and ERSE Trust are listed because of such trustee and ownership relationships, although neither entity has a contractual or legal right to vote or dispose of any shares of Common
     Stock listed below.
                            Sole        Shared          Sole           Shared
Name                        Vote         Vote        Disposition     Disposition
----                        ----        ------       -----------     -----------
LCO Investments          1,820,092      243,100      1,820,092            0
CAP Advisers             1,820,092      243,100      1,820,092            0
ERSE Trust               1,820,092      243,100      1,820,092            0
Richard S. Braddock        463,047            0        463,047            0
Lynn B. Barney                   0      243,100        243,100            0

                            Sole        Shared          Sole           Shared
Name                        Vote         Vote        Disposition     Disposition
----                        ----        ------       -----------     -----------
Andrew Hofmeister           5,000          0            5,000             0

     The 1,820,092 shares of Common Stock listed in the above table for which LCO Investments has sole voting power and sole dispositive power includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO Investments of certain options. The 243,100 shares of Common Stock listed in the above table for which LCO Investments, CAP Advisers, ERSE Trust and Mr. Barney have shared voting power and Mr. Barney has sole dispositive power includes 229,100 shares subject to purchase within 60 days upon the exercise by Mr. Barney of certain options. The 463,047 shares listed above with respect to Mr. Braddock includes 308,333 shares subject to purchase within 60 days upon the exercise by Mr. Braddock of certain options. All of the 5,000 shares listed above with respect to Mr. Hofmeister are subject to purchase within 60 days upon the exercise by Mr. Hofmeister of certain options.

     Paragraph (c) of Item 5 is hereby amended by amending and restating the third sentence of the first subparagraph thereof in its entirety as follows:

     The options acquired by LCO Investments and Mr. Braddock under the Purchase Agreement are exercisable at $9.00 per share.

     Paragraph (c) of Item 5 is hereby further amended by adding the following subparagraphs at the end thereof:

          On May 12, 1997, LCO Investments and Mr. Braddock acquired shares of Common Stock pursuant to the May 1997 Purchase Agreement. LCO Investments acquired 342,858 shares of Common Stock at $7.00 per share for an aggregate purchase price of $2,400,000. Mr. Braddock acquired 85,714 shares of Common Stock for an aggregate purchase price of
     $600,000.   The options acquired by LCO Investments and Mr. Braddock
     under the May 1997 Purchase Agreement are exercisable at $9.00 per share. LCO Investments was issued options to purchase an aggregate of 400,000 shares of Common Stock. Mr. Braddock was issued options to purchase an aggregate of 100,000 shares of Common Stock. The sources of funds for such purchases were the capital funds of LCO Investments and, with respect to Mr. Braddock,

     $300,000 of the private funds of Mr. Braddock and a $300,000 loan from Excimer Vision Leasing, Inc.

          On March 14, 1997, LCO Investments acquired 15,500 shares of Common Stock through open market purchases for an aggregate purchase price of $113,150. On March 20, 1997, LCO Investments acquired 500 shares of Common Stock through open market purchases for an aggregate purchase price of $3,655. The source of funds for such purchases was the capital funds of LCO Investments.

          On February 25, 1997, Mr. Braddock acquired 2,400 shares of Common Stock for an aggregate purchase price of $21,456 and 7,600 shares of Common Stock for an aggregate purchase price of $68,400, in each case through open market purchases. The source of funds for such purchases was the personal funds of Mr. Braddock.

          Mr. Barney and Mr. Hofmeister did not effect any transactions in shares of Common Stock during the 60 day period ended the date hereof.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          ---------------------------------------------------------------------


     Item 6 is amended by adding the following at the end thereof:

          On May 12, 1997, Excimer Vision Leasing, L.P. ("EVL") extended a $300,000 loan (the "LOAN") to Mr. Braddock for purposes of providing a source of funds for the purchase by Mr. Braddock of a portion of the shares of Common Stock purchased by him under the May 1997 Purchase Agreement. As of the date hereof, the terms of the Loan have not been finalized.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

     EXHIBIT K, which appears on page 16 of this Amendment No. 2 to
Schedule 13D, is a Joint Filing Agreement among LCO Investments, Mr. Braddock, Mr. Barney and Mr. Hofmeister (the "AMENDMENT NO. 2 JOINT FILING AGREEMENT").

     EXHIBIT L, which appears on page 17 of this Amendment No. 2 to
Schedule 13D, is the Authorizing Agreement authorizing Craigh Leonard as Attorney-in-Fact to sign the Amendment No. 2 Joint Filing Agreement on behalf of LCO Investments.

     EXHIBIT M, which appears on pages 18 through 73 of this Amendment No. 2 to
Schedule 13D, is the May 1997 Purchase Agreement described in Items 3 and 5 hereof.

                                      SIGNATURE
                                      ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 22, 1997


                                              CO INVESTMENTS LIMITED



                                             By:  /s/ Craigh Leonard

                                                -------------------------------
                                                  Craigh Leonard
                                                  Attorney-in-Fact


                                                /s/ Richard S. Braddock
                                                -------------------------------
                                                Richard S. Braddock



                                               /s/ Lynn B. Barney
                                               --------------------------------
                                               Lynn B. Barney



                                               /s/ Andrew Hofmeister
                                              ---------------------------------
                                               Andrew Hofmeister

                                                                       EXHIBIT K

                             JOINT FILING AGREEMENT AMONG
                               LCO INVESTMENTS LIMITED,
                                 RICHARD S. BRADDOCK,
                         LYNN B. BARNEY AND ANDREW HOFMEISTER

     AGREEMENT, dated as of May 21, 1997, among LCO Investments Limited, Richard
S. Braddock, Lynn B. Barney and Andrew Hofmeister.

                                 W I T N E S S E T H:
                                   - - - - - - - - - -

     WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "ACT"), only one Statement and any amendments thereto need be filed whenever two or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of them.

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

     LCO Investments Limited, Richard S. Braddock, Lynn B. Barney and Andrew Hofmeister do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file an Amendment No. 2 to Schedule 13D relating to their ownership of the Common Stock of Ion Laser Technology, Inc., and do hereby further agree that said Amendment shall be filed on behalf of each of them.


                                                     LCO INVESTMENTS LIMITED



                                                     By:  /s/Craigh Leonard

                                                        -----------------------
                                                          Craigh Leonard
                                                          Attorney-in-Fact


                                                        /s/Richard S. Braddock
                                                        ------------------------
                                                        Richard S. Braddock



                                                       /s/Lynn B. Barney
                                                       -------------------------
                                                       Lynn B. Barney



                                                       /s/ Andrew Hofmeister
                                                      --_-----------------------
                                                       Andrew Hofmeister

                                                                       EXHIBIT L


                               LCO INVESTMENTS LIMITED
                         JOINT FILING AGREEMENT AUTHORIZATION


     The undersigned hereby authorizes Craigh Leonard to sign on the undersigned's behalf a Joint Filing Agreement relating to the filing of a
Schedule 13D with the United States Securities and Exchange Commission that will include references to 1,820,092 shares of Common Stock of Ion Laser Technology, Inc., which are owned directly by LCO Investments Limited and 243,100 additional shares of such Common Stock of which LCO Investments is deemed to be a beneficial owner.

     It is understood that the persons who will be parties to the Joint Filing Agreement will include LCO Investments Limited, Richard S. Braddock, Lynn B. Barney and Andrew Hofmeister.

Dated:  May 21, 1997
LCO INVESTMENTS LIMITED



                                                     By: /s/ Chin Meng Yong
                                                        ------------------------
                                                         Chin Meng Yong
                                                         Vice President

                                                                       EXHIBIT M


THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE, AND WILL BE OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF FEDERAL AND STATE LAW BY VIRTUE OF THE COMPANY'S INTENDED COMPLIANCE WITH SECTION 4(2) OF THE ACT, THE PROVISIONS OF REGULATION D PROMULGATED THEREUNDER AND PARALLEL EXEMPTIONS UNDER STATE LAW, AND THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY REGULATORY AUTHORITY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            428,572 SHARES OF COMMON STOCK
                             (PAR VALUE $.001 PER SHARE)

                   OPTIONS TO PURCHASE 500,000 SHARES COMMON STOCK
                  AT $9.00 PER SHARE, EXERCISABLE UNTIL MAY 1, 2007


                              -------------------------

                            SECURITIES PURCHASE AGREEMENT

                              -------------------------

Ion Laser Technology, Inc.
3828 South Main Street
Salt Lake City, Utah 84121
Attn:  E. Wyatt Cannady
President and Chief Executive Officer

Gentlemen:

     In connection with the offer and proposed issuance of up to $3,000,000 in Common Stock and options to purchase Common Stock (the "OFFERING") by Ion Laser Technology, Inc., a Utah corporation ("ILT" or the "COMPANY"), in reliance on exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the "ACT"), and similar provisions of state law, the undersigned purchasers (collectively, the "PURCHASERS") and the Company hereby agree as follows:

          1. PURCHASE OF SECURITIES. Subject to the terms and conditions of this Agreement, each of the Purchasers hereby agrees to acquire, and the Company agrees to sell, the following securities (collectively the "PURCHASED SECURITIES"):

          1.1 COMMON STOCK. Each of the Purchasers shall purchase and the Company shall sell to each such Purchaser that number of shares of the Company's Common Stock, par value $.001 per share (the "COMMON SHARES"), set forth opposite such Purchaser's name on SCHEDULE I to this Agreement. The consideration for the issuance of the Common Shares shall be $7.00 per share. The total purchase price (the "PURCHASE PRICE") for the 428,572 shares of Common Stock being purchased hereunder shall be Three Million Dollars ($3,000,000). Each Purchaser shall pay his or its portion of the Purchase Price in full at Closing, as hereinafter defined, via wire transfer to the Company on or before the Closing Date, as that term is defined in Section 5 of this Agreement. Wire instructions shall be provided to Purchasers by the Company prior to the Closing.

          1.2 OPTIONS TO ACQUIRE COMMON STOCK. As additional consideration for the Purchase Price, the Company shall grant to each of the Purchasers, in addition to the Common Shares, options to purchase up to that number of shares of Common Stock set forth opposite such Purchaser's name on
     SCHEDULE I hereto over a ten-year period at a price of $9.00 per share (the "NEW OPTIONS"). The rights of each Purchaser to acquire Common Stock under the New Options shall be as set forth in written option agreements in the form attached to this Agreement as EXHIBIT A (the "NEW OPTION AGREEMENTS") and by this reference made a part hereof.

     2. AMENDMENT OF OLD OPTIONS. The Company hereby agrees to amend that certain Option Agreement No. 001 dated April 1, 1996 issued to LCO Investments Limited, relating to 773,334 shares of Common Stock, and that certain Option Agreement No. 002 dated April 1, 1996 issued to Richard S. Braddock ("BRADDOCK"), relating to 193,333 shares of Common Stock (together the "OLD OPTIONS"), such that: (i) the purchase price of the shares underlying the Old Options shall be changed from $20.00 per share to $9.00 per share, and (ii) any provisions in the Old Options, or in the original Securities Purchase Agreement dated April 1, 1996 between the Company and the Purchasers, purporting to restrict by contractual agreement the resale of shares of Common Stock underlying the Old Options for a period of two years from April 1, 1996, shall be deleted. The amendments to the Old Options shall be in the form set forth in EXHIBIT B (the "AMENDED OPTION AGREEMENTS") and by this reference made a part hereof.

     3. DELIVERY OF SHARE CERTIFICATES AND OPTION AGREEMENTS. At the Closing, the Company shall deliver to Purchasers certificates representing the Common Shares, which shall be fully paid and nonassessable upon issuance, as well as the New Option Agreements and the Amended Option Agreements. The Common Shares and the New Options shall be issued in increments and in the names of the Purchasers as set forth in SCHEDULE I hereto.

     4. REGISTRATION RIGHTS AND EXCHANGE FILINGS. The Common Shares and the shares of Common Stock underlying the exercise of the New Options shall be subject to certain registration rights, as provided in that certain Registration Rights Agreement attached hereto as EXHIBIT C and by reference made a part hereof. (Such Registration Rights Agreement, together with this Securities Purchase Agreement, the New Option Agreements, and the Amended Option Agreements, constitute the "TRANSACTION DOCUMENTS"). In addition, ILT shall make appropriate filings under the rules of the American Stock Exchange ("AMEX") in order that the Common Shares and the shares of Common Stock underlying the New Options will be included in the Company's listing with the AMEX.

     5. CLOSING. Payment of the Purchase Price by the Purchasers and delivery of the Common Shares and the fully executed New Option Agreements and Amended Option Agreements by ILT shall be deemed to be the completion of the transactions contemplated by this Agreement ("CLOSING"). Closing shall occur concurrently with the execution of this Agreement (the "CLOSING DATE"), or such later date as the parties may hereafter agree in writing (the "CLOSING DATE").

     6. FAILURE OF ANY PURCHASER TO CLOSE. The Company shall not be obligated to issue and sell any of the Purchased Securities unless all 428,572 of the Common Shares and all of the New Options to be purchased and sold hereunder are purchased by the Purchasers. In the event any Purchaser fails to purchase at the Closing any of the Common Shares and New Options scheduled to be purchased by him or it, the other Purchasers shall have the right to purchase at the Closing (or on such other date as the Company and such Purchaser(s) shall agree) the Common Shares and New Options that are not so purchased, and the Company shall issue and sell such Common Shares and New Options to such other Purchaser(s).


     7. USE AND DISPOSITION OF PROCEEDS. The gross proceeds of this transaction will be Three Million Dollars ($3,000,000). The Company intends to use the proceeds as follows:

                                           Approximate
   Application of Proceeds                Dollar Amount       Percentage
   -----------------------                -------------       ----------

   Promote BriteSMILE products           $ 1,500,000             50%
   Equipment and improvements                300,000             10%
   Research and development                  500,000             17%
   Working capital and payment of
   offering expenses                         700,000             23%
                                         -----------            ----
                            Total        $ 3,000,000            100%

The foregoing represents the Company's present intention and best estimates with respect to the use of the offering proceeds. Pending use of the net proceeds for the above purposes, the Company intends to invest the funds in certificates of deposit or other fully-insured investment grade securities. Any funds received from the exercise of the New Options will be added to working capital. Purchasers acknowledge and agree that the Company shall have immediate access to such funds, according to the Company's management's discretion, following the Closing and delivery of the Common Shares and the New Options to Purchasers.

     8.   SPECIAL COVENANTS.

          8.1 FINANCIAL REPORTS. While any of the New Options remain outstanding and unexercised, ILT shall provide Purchasers with copies of its annual report to shareholders, annual report on Form 10-KSB (or such other form as ILT may be qualified to use for such purpose), quarterly reports on Form 10-QSB (or such other form as may properly be available to ILT for such reports), any report on Form 8-K, and internally prepared (unaudited) financial statements, to the extent prepared by ILT. In the case of the reports described above which are filed with the Securities and Exchange Commission, copies of the same will be provided to Purchasers within five (5) working days of filing with the Commission. In the case of the other documents, to the extent the same are prepared by ILT, they shall be provided on or before the 20th day following the month then ended.

          8.2 At the Closing, or as soon thereafter as practical (but in no event later than May 7, 1997), the Company shall deliver to Purchasers a Cashflow Analysis, including estimations of the rate at which the proceeds of this Offering will be used by the Company.

     9. REPRESENTATIONS AND WARRANTIES OF PURCHASERS. To induce the Company's acceptance of this Agreement, each Purchaser hereby represents and warrants, severally as to itself or himself and not jointly, to the Company and its agents and attorneys as follows:

          9.1 ACCREDITED STATUS. Purchaser is an "accredited investor" within the meaning of Section 501(a) of Regulation D under the Act or is not a "U.S. Person" as that term is defined under Rule 902(o)(1) of Regulation S under the Act, because the undersigned is [THE UNDERSIGNED MUST INITIAL ALL OF THE FOLLOWING PARAGRAPHS WHICH ACCURATELY DESCRIBE THE UNDERSIGNED'S STATUS]:

             (1)  Purchaser is an accredited person because Purchaser is:

                  (a)  A director or executive officer of the
             Company.
                                                                 ______(Initial)

                  (b) A natural person whose net worth (i.e. the excess of his/her total assets over his/her total liabilities, including the value of his/her personal residence), individually or jointly with his/her spouse, as of the date hereof, exceeds $1,000,000.
                                                                 ______(Initial)

                  (c) A natural person who had an individual income in excess of $200,000 in each of the past two years, or whose joint income with that person's spouse during each of the past two was in excess of $300,000, and who reasonably expects to reach the same income level in the present year.
                                                                 ______(Initial)

                  (d) A corporation or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.
                                                                 ______(Initial)

                  (e) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934.
                                                                 ______(Initial)

                  (f) An entity in which all of the equity owners are "accredited investors" pursuant to one of the categories set forth above.
                                                                 ______(Initial)

                         (g)  None of the above.
                                                                 ______(Initial)

               (2) Purchaser is not a "U.S. Person" as defined under Regulation S because (mark and complete each applicable item):

                    (a) Purchaser is a corporation organized under the laws of __________________, which is outside the United States and is not a territory or possession of the United States and in addition to the foregoing, Purchaser was not formed by a U.S. Person for the purpose of investment in securities not registered under the Act and Purchaser will not purchase the Purchased Securities on behalf of a U.S. Person as defined by the Act.;
                                                                 ______(Initial)

                    (b) Purchaser is a natural person resident in ________________ and a citizen of _____________________.
______________________________________________________________________ (Initial)

          9.2 LIQUIDITY. Purchaser presently has sufficient liquid assets to pay that portion of the Purchase Price to be paid by such Purchaser hereunder. Purchaser's overall commitments to investments that are not readily marketable is not disproportionate to Purchaser's total assets, and Purchaser's investment in the Company will not cause such overall commitment to become excessive. Purchaser has adequate means of providing for its current needs and contingencies and has no need for liquidity in its investment in the Company or for a source of income from the Company. Purchaser is capable of bearing the economic risk and the burden of the investment contemplated by this Agreement, including, but not limited to, the possibility of the complete loss of the value of the Purchased Securities and the limited transferability of the Purchased Securities, which may make the liquidation of the Purchased Securities impossible in the near future.

          9.3 ORGANIZATION, STANDING, AUTHORIZATION. If not an individual, Purchaser is duly organized, validly existing, and in good standing under the laws of the country of organization described in SCHEDULE I hereto and has the requisite power and authority to enter into this Agreement, acquire the Purchased Securities and execute and deliver any documents or instruments in connection with this Agreement. The execution and delivery of this Agreement, and all other documents and instruments executed by Purchaser in connection with any of the transactions contemplated by this Agreement have been duly authorized by all required action of Purchaser's members or managers. The person executing, on Purchaser's behalf, this Agreement and any other documents or instruments executed by Purchaser in connection with this Agreement is duly authorized to do so.

          9.4 ABSENCE OF CONFLICTS. Purchaser represents and warrants that the execution and delivery of this Agreement and any other document or instrument executed in connection with this Agreement, and the consummation of the transactions contemplated thereby, and compliance with the requirements thereof, will not violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on Purchaser, or the provision of any indenture, instrument or agreement to which Purchaser is a party or is subject, or by which Purchaser or any of their properties is bound, or conflict with or constitute a material default thereunder, or result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or constitute a breach of any fiduciary duty owed by such Purchaser to any third party, or require the approval of any third-party pursuant to any material contract, agreement, instrument, relationship or legal obligation to which Purchaser are subject or to which any of their properties, operations or management may be subject.

          9.5 SOLE PARTY IN INTEREST. Purchaser represents that it is the sole and true party in interest, and no other person or entity has or will have upon the issuance of the Purchased Securities any beneficial ownership interest in the Purchased Securities or any portion of the Purchased Securities, whether direct or indirect, other than the equity holders or beneficiaries of such Purchaser.

          9.6 INVESTMENT PURPOSE. Purchaser represents that it is acquiring the Purchased Securities for its own account and for investment purposes and not on behalf of any other person or entity or for or with a view to resale or distribution.

          9.7 KNOWLEDGE AND EXPERIENCE. Purchaser is experienced in evaluating and making speculative investments, and has the capacity to protect Purchaser's interests in connection with the acquisition of the Purchased Securities. Purchaser has such knowledge and experience in financial and business matters in general, and investments in the laser industry in particular, that Purchaser is capable, on Purchaser's behalf, of evaluating the merits and risks of Purchaser's investment in the Company. Purchaser has been informed that an investment in the Company is speculative and has concluded that Purchaser's proposed investment is appropriate in light of its overall investment objectives and financial situation.

          9.8 INVESTMENT ADVISORS. No party has received or will receive any compensation or other remuneration for advising Purchaser with respect to this investment, and Purchaser represents that no investment advisor or purchaser representative has been consulted or retained in connection with Purchaser's decision to invest in the Company.

          9.9 DISCLOSURE, ACCESS TO INFORMATION. Purchaser confirms that it has received and thoroughly read and is familiar with and understands this Agreement, and that all documents, records, books and other information pertaining to Purchaser's investment in the Company requested by Purchaser have been made available for inspection and copying and that there are no additional materials or documents that have been requested by Purchaser that have not been made available by the Company. Purchaser further acknowledges that on behalf of the Purchasers and as Purchasers representatives, since May 2, 1996, Braddock and Andrew Hofmeister have served as members of the Board of Directors of the Company. Purchaser further acknowledges that the Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and Purchaser has reviewed or received copies of any such reports that have been requested by it. Without limiting the generality of the foregoing, Purchaser acknowledges that it has received and has reviewed copies of the following documents and materials, all of which are incorporated herein by reference:

              (1)  Articles of Incorporation of the Company, as amended;

              (2)  Bylaws of the Company, as amended;

              (3) Asset Purchase Agreement with Brite Smile, Inc., dated as of February 6, 1996;

              (4) Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995 and 1996;

              (5) Quarterly Reports on Form 10-QSB for the quarters ended June 30, September 30, and December 31, 1995 and 1996;


          9.10 EXCLUSIVE RELIANCE ON THIS AGREEMENT. In making the decision to purchase the Purchased Securities, Purchaser has relied exclusively upon information included in this Agreement or incorporated herein by reference pursuant to Section 9.9, and not on any other representations, promises or information, whether written or verbal, by any person.

          9.11 ACCURACY OF UNINCORPORATED DOCUMENTS AND OTHER UNINCORPORATED MATERIALS. To the extent Purchaser has received documents or other materials, other than as expressly incorporated herein by reference pursuant to Section 9.9, and subject to Section 9.15 of this Agreement, Purchaser acknowledges the following with respect to such documents and materials:

               (1) Such documents and materials and any projections contained therein may be incomplete, may contain errors or misstatements, and do not purport to adequately describe the transactions contemplated by this Agreement or the status of the development of the Company's technology. Purchaser agrees that such documents and materials cannot be relied upon in making a decision as to whether to purchase the Purchased Securities and acknowledges that there can be no assurance that any of the projections contained therein will be accomplished by the Company; and

               (2) Purchaser has been advised and fully understands that any summaries, projections, forecasts or estimates included in such documents and materials, including those relating to product development schedules and projections, possible revenues, income, profitability of the Company or an investment therein inherently involve uncertainties and may be affected by circumstances in the future which cannot be reasonably predicted and are beyond the control of the Company. Further, the projections, forecasts and estimates are speculative and may be optimistic, and there can be no assurance that any of the projections, forecasts or estimates will be reached, or that the Company will successfully produce a commercially viable product or that the Company will realize any income or profits or that any dividends or distributions of profits will be paid on the Company's securities. The use of the words "believes," "estimates," "anticipates" and similar expressions are intended to identify forward-looking statements, all of which are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Purchaser should not place undue reliance on such forward-looking statements, which speak only as of the date(s) made. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

          9.12 RESIDENCY. Each Purchaser has its principal place of business as set forth in SCHEDULE I hereto.

          9.13 ADVICE OF COUNSEL. Purchaser understands the terms and conditions of this Agreement, has investigated all issues to Purchaser's satisfaction, has consulted with such of Purchaser's own legal counsel or other advisors as Purchaser deems necessary, and is not relying, and has not relied on the Company for an explanation of the terms or conditions of this Agreement or any document or instrument related to the transactions contemplated thereby. Purchaser further acknowledges, understands and agrees that, in arranging for the preparation of this Agreement and all other documents and materials related thereto, the Company has not attempted to procure, and has not procured, legal representation for Purchaser.

          9.14 ACCURACY OF REPRESENTATIONS AND INFORMATION. All representations made by Purchaser in this Agreement and all documents and instruments related to this Agreement, and all information provided by Purchaser to the Company concerning Purchaser and its financial position is correct and complete in all material respects as of the date hereof. If there is any material change in such information before the actual issuance of the Purchased Securities, Purchaser immediately will provide such information to the Company.

          9.15 NO REPRESENTATIONS. None of the following have ever been represented, guaranteed, or warranted to Purchaser by the Company or any of its employees, agents, representatives or affiliates, or any broker or any other person, expressly or by implication:

                    (1) The approximate or exact length of time that Purchaser will be required to remain as owner of the Purchased Securities;

                    (2) The percentage of profit or amount of or type of consideration, profit or loss (including tax write-offs or other tax benefits) to be realized, if any, as a result of an investment in the Purchased Securities; or

                    (3) The past performance or experience on the part of the Company or any affiliate or their associates, agents or employees, or of any other person as being indicative of future results of an investment in the Purchased Securities.

          9.16 FEDERAL TAX MATTERS. Purchaser has reviewed and understands the federal income tax aspects of its purchase of the Purchased Securities, and has received such advice in this regard as Purchaser deems necessary from qualified sources such as attorneys, tax advisors or accountants, and is not relying on any representative or employee of the Company for such advice.

          9.17 NO BROKERS OR FINDERS. Purchaser represents that no third person has in any way brought the parties together or been instrumental in the negotiation, execution, or consummation of this Agreement or any instrument, document or agreement related to this Agreement, or will receive a fee or any compensation for doing so. Purchaser agrees to indemnify the Company against any claim by any third person for any commission, brokerage fee, finders fee, or other payment with respect to this Agreement or the transactions contemplated hereby based upon any alleged agreement or understanding between such party and such third person, whether expressed or implied, arising from the actions of such party. The covenants set forth in this Section 9.17 shall survive the Closing Date and the consummation of the transactions contemplated by this Agreement.

     10. CERTAIN RISK FACTORS. Purchasers have been informed about and fully understand that there are risks associated with an investment in the Company. Such risks may include, but not necessarily be limited to, the following:

          10.1 FORWARD LOOKING STATEMENTS. Statements contained in the Company's annual and quarterly reports on Forms 10-KSB and 10-QSB that are not purely historical are forward looking statements within the meaning of
     Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements include statements regarding the Company's expectations, beliefs, hopes, intentions or strategies regarding
     the future.    All forward looking statements included in such reports are based on information available to the Company on the date thereof and the Company assumes no obligation to update any such statements. The Company cautions that actual results could differ materially from those in such forward looking statements. Among other things, the Company's business and its results of operations may be affected by factors which could cause actual results to differ materially from those described in the forward looking statements contained in the reports. Such factors include, but are not limited to, the following additional risks set forth in this section 10.

          10.2 GOVERNMENT REGULATION. The Company's products are subject to the provisions of the Federal Food, Drug and Cosmetic Act (the "ACT") and the Safe Medical Devices Amendment of the Act. The Act is administered by the Food and Drug Administration ("FDA") and similar laws are administered by similar agencies in other countries. The Act generally classifies medical devices into categories, and establishes varying degrees of labeling and marketing clearance procedures. The Company is subject to FDA standards and procedures governing the manufacture of medical devices and to FDA inspection for compliance with such standards. The Company has obtained FDA clearance for the use of its lasers in the tooth whitening process. The Company is required to manufacture its regulated products in accordance with Good Manufacturing Procedures ("GMP") and is subject to periodic audits by the FDA. In addition, the use of the Company's products may be regulated by various state agencies. Although the Company believes it has been and is now in compliance with the

     FDA's rules and GMP, there can be no assurance that the Company's products will be able to comply successfully with any such requirements or regulations. Federal and state regulations regarding the manufacture and sale of medical devices are subject to future change. The Company cannot predict what material impact, if any, such changes might have on its business. In addition, the introduction of the Company's products in foreign markets will require obtaining foreign regulatory clearances.
     There can be no assurance that the Company will be able to obtain regulatory clearances for all of its products in the U.S. or in foreign markets. Although the Company believes that it will continue to be able to comply with all applicable regulations of the FDA, including GMP guidelines, current regulations depend heavily on administrative interpretations, and there can be no assurance that future interpretations made by the FDA or other regulatory btive effect, will not adversely affect the Company.

          10.3 CERTAIN RESTRICTIONS ON DENTAL TECHNICIANS RELATED TO LASER PROCEDURES. Many dentists who have acquired and who desire to acquire the Company's laser tooth whitening system also desire to utilize a dental hygienist and/or dental technician to perform many aspects of the laser tooth whitening procedure. The dental licensing boards or similar regulatory bodies in several states of the United States have recently promulgated or proposed rules which prohibit dental hygienists and/or dental technicians from operating or using lasers in connection with dental procedures, including tooth whitening procedures. Dental licensing boards or similar regulatory bodies in other states and countries can and may adopt similar rules, the effect of which is to discourage some dentists from acquiring the Company's laser tooth whitening system because they are not able to utilize less expensive employees and staff (dental hygienists and/or dental technicians) for a significant portion of the laser tooth whitening procedure. The Company has determined to challenge rules adopted by states prohibiting dental hygienists and/or dental technicians from operating laser equipment in tooth whitening procedures. Further, the Company has determined to initiate rulemaking procedures in other states which would expressly allow dental hygienists, and in some cases, dental technicians, to utilize lasers in tooth whitening procedures. However, there can be no assurance that the Company's efforts opposing rules prohibiting dental hygienists and/or dental technicians from operating lasers in tooth whitening procedures or advancing rules allowing such will be successful. To the extent that state licensing boards or similar regulatory bodies in a majority of the states of the United States and/or in foreign countries adopt rules prohibiting dental hygienists and/or dental technicians from operating lasers in tooth whitening procedures, the Company believes that the appeal of its laser tooth whitening products as a s dentists engaged in cosmetic dentistry practices will be reduced.

          10.4 TECHNOLOGICAL OBSOLESCENCE. The business of designing and manufacturing technical products such as lasers is characterized by rapid technological change. In addition, there is increasing competition in the creation and manufacture of tooth whitening compounds used in the tooth
     whitening process.   Although the Company has obtained or applied for
     patents on certain aspects of its technology and processes used by it, there can be no assurance that the Company's competitors will not develop or manufacture products technologically superior to those of the Company. The Company also relies upon trade secrets and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its rights to unpatented trade secrets. The Company requires its key employees, consultants and advisors to execute confidentiality agreements upon the commencement of an employment or consulting relationship with the Company.

          10.5 COMPETITION. The Company operates in a highly competitive industry and competes with firms which may have greater financial resources, broader experience and more substantial marketing operations than the Company. Other laser manufacturers have also begun to market and use lasers in the tooth whitening process. Although the Company believes its process to be superior to those of its competitors, there can be no assurance that the Company will be able to effectively compete with larger, better financed companies in the same industry.

          10.6 PRODUCT LIABILITY. Manufacturers and distributors of products used in the medical industry are from time to time subject to lawsuits alleging product liability, negligence or related theories of recovery, which have become an increasingly frequent risk of doing business in these industries. Although lawsuits may arise or claims may be asserted based on product liability or other legal theories against the Company, all such actions have been insured against and there are no such actions pending. While the Company does not anticipate any such lawsuits, there can be no assurance that the Company will not be subjected to claims for and suffer substantial losses arising out of the use of any of its products which may be defective. Such claims and losses, and the expense of defending against such claims, would be costly and could have a materially adverse effect on the Company's results of operations. Although the Company presently maintains product liability insurance coverage, there can be no assurance that such coverage will be available for such risks in the future or that, if available, it would prove sufficient to cover potential claims or that the present amount of insurance can be maintained in force at an acceptable cost. Furthermore, the assertion of such claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company, its business reputation and its operations.

          10.7 DEPENDENCE UPON MARKET ACCEPTANCE OF COMPANY'S PRODUCTS. The Company's ability to expand its product line and market its new products and processes (including the BriteSmile process) will depend upon the willingness of potential customers to purchase the products, in many instances to replace products presently purchased from the Company's competitors. In addition, there can be no assurance that any new products or technologies developed or acquired by the Company, including those currently being developed by the Company, will be accepted by the industry. The Company currently has limited marketing capabilities and will need to hire additional sales and marketing personnel for the new products. There can be no assurance that any sales and marketing effort undertaken by the Company will be successful. Furthermore, marketing is expensive and amounts spent to promote the products and processes of the Company will affect its results of operations.

          10.8 DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS. The Company has several United States patents and has filed additional patent applications in the U.S. Patent and Trademark Office. These patents and pending applications relate to the Company's multiplexer, collinated beam delivery system for composite curing, laser resonator, krypton or "mixed gas" ion laser device, and the BriteSmile process. The Company believes patents and proprietary rights have been and will continue to be important in enabling the Company to compete. However, there can be no assurance that the pending patents will issue or, if they do issue, that they and the other patents of the Company will not be challenged or circumvented or will provide the Company with any competitive advantages or that any patents will issue from pending patent applications. Failure to obtain patents in certain foreign countries may materially adversely affect the ability of the Company to compete effectively in certain international markets. The Company also relies on trade secrets that it seeks to protect, in part, through confidentiality agreements with employees and other parties. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. The Company may become involved from time to time in litigation to determine the enforceability, scope and validity of proprietary rights. Any such litigation could result in substantial cost to the Company and divert the efforts of its management and technical personnel and adversely affect results of operations.

          10.9 RISKS OF FOREIGN SALES; FOREIGN OPERATIONS. The Company's expanded marketing strategy includes increased marketing of its products in foreign countries. Accordingly, the Company's business is subject to many of the risks of international operations, including tariff restrictions, foreign currency fluctuations, currency control regulations, competing or conflicting manufacturing standards, government regulation and approval policies for medical testing and therapy devices and licensing requirements. In addition to the foreign sales activity of the Company, since 1989 the Company has been engaged in manufacturing operations in Shanghai, China, through its wholly-owned subsidiary, Ion Laser Technology Development Company and its ownership in Shanghai Laser Technology Company, a Chinese joint venture. The joint venture manufactures and sells lasers to markets in China and other parts of the world. In recent years, the political and economic climate in China has been subject to volatile change. Political and economic changes in the future could adversely affect the Company's investment in the joint venture.

          10.10 RECENT NET LOSS; POSSIBLE FUTURE LOSSES. Although the Company realized a modest net profit in its last fiscal year, the Company realized net losses in prior years. The Company's operations continue to use significant amounts of cash as the Company endeavors to promote its
     BriteSmile tooth whitening products and services.   Although the Company
     has experienced revenue growth since its inception, there can be no assurance that such growth will continue or that net losses will not be incurred in future operating periods.

          10.11 BACKLOG; QUALITY ASSURANCE. The Company has recently increased its production capacity and is in the process of adding to that capacity at its Salt Lake City facility. The increased demand for its lasers and for the chemical reagents used in the tooth whitening process resulting from increased sales activity in this industry has resulted in an increase in orders for the Company's products. Inventories of finished products and work in progress have increased substantially. In the past nine months the Company has experienced delays in delivering some finished products to customers. In some cases there have also been an unusually high number of warranty claims related to delivered product. While some quality assurance problems may reasonably be expected as a new product line is started or as new personnel are hired and trained to meet increasing demand, warranty claims are a significant expense to the Company and the delays caused by backlogs or by quality assurance problems adversely affect operating results. The Company constantly works to improve quality and to reduce backlog, but there can be no assurance that these trends will not continue in the foreseeable future.

          10.12 CHANGE IN BUSINESS FOCUS. The Company is currently transitioning its business to rely more heavily on the sale of laser tooth whitening chemicals and lasers used in the cosmetic dental market. In addition to the foregoing, factors that may affect the Company's results of operations include the volume and timing of orders received, changes in the mix of product sold, market acceptance of the Company's products, competitive pricing pressures, the Company's ability to meet increasing demand, the Company's ability to introduce new products on a timely basis, the timing of new product announcements and introductions by the Company or its competitors, changing customer requirements, delays in meeting new product qualifications, the time of research and development, and the timing and extent of expenses related tosuch research and development.

          10.13 FUTURE CAPITAL REQUIREMENTS. In the course of expansion, there is no guarantee that the Company will be able to raise adequate capital to fund subsequent growth, whether via the capital markets, private placements, lines of credit or other means.

          10.14 ABSENCE OF DIVIDEND POLICY. The Company has never declared or paid any cash dividends on its shares and does not anticipate paying cash dividends in the foreseeable future.

          10.15 IMMEDIATE AND SUBSTANTIAL DILUTION. The Purchasers will incur immediate, substantial dilution of their interests, because the net tangible book value per share of the common stock after the offering will be substantially less than the price per share paid by the Purchasers.

     11. MANNER OF SALE. At no time were Purchasers presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising.

     12. RESTRICTED SHARES. Purchasers understand and acknowledge that neither the Purchased Securities nor the Common Stock underlying the New Options have been registered under the Act, or any state securities laws, and that they will be issued in reliance upon certain exemptions from the registration requirements of those laws, and thus cannot be resold unless they are registered under the Act or unless the Company has first received an opinion of competent securities counsel that an exemption from registration is available for such resale. As to certain of the Purchasers which are not U.S. persons within the meaning of Regulation S, the offer and sale contemplated hereunder has been and will be made in an "offshore transaction" with no "directed selling efforts" in the U.S. (all within the meaning of Regulation S), and each such Purchaser has agreed and hereby confirms that during the Holding Period (as defined below) commencing on the Closing Date, no offer or sale of any Purchased Securities shall be made in the U.S. or to a "U.S. person" (as defined in Regulation S) or for the account or benefit of a "U.S. person." The "Holding Period" shall expire on the 360th day after the Closing Date. With regard to the restrictions on resales of the Purchased Securities or any security underlying or into which the Purchased Securities are or may be convertible, Purchasers are aware (i) of the limitations and applicability of Securities and Exchange Commission Rule 144; (ii) that the Company will issue stop transfer orders to its stock transfer agent in the event of attempts to improperly transfer any such securities; and (iii) that a restrictive legend will be placed on certificates representing the Purchased Securities and any security underlying or into which any of the Purchased Securities are or will be convertible, which legend will read substantially as follows:


          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION OR QUALIFICATION PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND STATE SECURITIES LAWS AND THEREFORE HAVE NOT BEEN REGISTERED UNDER THE ACT OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF THE ACT OR APPLICABLE STATE LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS [AS TO HOLDERS WHICH ARE NOT "U.S. PERSONS" WITHIN THE MEANING OF REGULATION S]. SUBJECT TO CERTAIN REGISTRATION RIGHTS, THE HOLDER OF THESE SECURITIES HAS AGREED AND COVENANTED NOT TO OFFER OR SELL THESE SECURITIES IN THE UNITED STATES, ITS TERRITORIES OR POSSESSIONS, OR TO PERSONS KNOWN TO BE NATIONALS OR RESIDENTS OF THE UNITED STATES, UNTIL THE 361ST DAY FOLLOWING THE CLOSING DATE, 1998, AND THEREAFTER ONLY IF THE SHARES ARE REGISTERED UNDER THE ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREUNDER IS AVAILABLE. FURTHERMORE, THE COMPANY WILL INSTRUCT ITS STOCK TRANSFER AGENT NOT TO RECOGNIZE ANY SALE OF THESE SECURITIES UNLESS THE COMPANY HAS FIRST RECEIVED AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS SECURITIES COUNSEL, THAT AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.

     13. INDEMNIFICATION. The Company agrees to indemnify each of the Purchasers and their respective officers, employees and agents, and hold them harmless from and against any and all liability, damage, cost or expense, including attorney's fees, incurred on account or arising out of any inaccuracy in or breach of the declarations, covenants, agreements, representations, and warranties by the Company set forth herein.

     14. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Purchasers as follows:

          14.1 ORGANIZATION, STANDING, ETC. The Company is duly organized, validly existing, and in good standing under the laws of the State of Utah, and has the requisite power and authority to enter into and perform this Agreement and to execute and perform under the documents, instruments and agreements related to this Agreement.

          14.2 AUTHORIZATION. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all required action of the Company, including any necessary approval by its Board of Directors or shareholders, and each of the Transaction Documents and all instruments and agreements to be delivered in connection therewith constitute its legal, valid and binding obligation, enforceable against the Company in accordance with their respective terms, subject to laws of general application relating to the rights of creditors generally.

          14.3 ABSENCE OF CONFLICTS. Neither the execution and delivery of the Transactions Documents or any other agreement or instrument to be delivered to the Purchasers in connection therewith, nor the consummation of the transactions contemplated thereby, by the Company, shall (i) conflict with or result in a breach of or constitute a violation or default under (A) any provision of the Articles of Incorporation or By-laws, each as amended to date, or the Company, or (B) the provision of any indenture, instrument or agreement to which the Company is a party or by which it or any of its properties is bound, or (C) any order, writ, judgment, award, injunction, decree, law, statute, rule or regulation, license or permit applicable to the Company; (ii) result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or constitute a breach of any fiduciary duty owned by the Company to any third party, or
     (iii) require the approval of any third party pursuant to any material contract, agreement, instrument, relationship or legal obligation to which the Company is subject or to which it or any of its properties, operations or management may be subject.

          14.4 CAPITALIZATION. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock par value $.001 per share.
     As of April 30, 1997, 5,177,855 shares of Common Stock were issued and outstanding, 118,875 shares were held in the company's treasury, and 1,862,600 shares were reserved for issuance in connection with options outstanding as shown on SCHEDULE II, attached. All of the outstanding shares of Common Stock are, and the Common Shares and the shares of Common Stock to be issued to the Purchasers pursuant to exercise of the New Options will be, when paid for and issued, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights.

          14.5 FINANCIAL STATEMENTS. The Company, the Company's annual reports on Form 10-KSB for the fiscal years ended March 31, 1995 and 1996 (the "10-K'S"), and its quarterly reports on Form 10-QSB for the periods ended June 30, September 30, and December 31, 1995 and 1996 (the "10-QS"), and all 8-K's filed by the Company since March 31, 1995 (the "8-K'S") and its 1995 and 1996 Annual Proxy Statements, copies of which have been filed with or furnished to the Securities and Exchange Commission, were when filed or furnished, accurate in all material respects and did not include any untrue statement of material fact or omit to state material facts necessary to make the statements therein not misleading. The financial statements included in the 10-K's and the 10-Qs present fairly the financial position of the Company at such dates and the results of its operations and cash flows for the periods then ended, in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods covered by such statements.

          14.6 LITIGATION, ETC. Except as disclosed in the 10-K's and the 10-Q's and 8-K's, there are no suits, actions or legal, administrative, arbitration or other proceedings or governmental investigations or other controversies pending, or to the knowledge of the Company threatened, or as to which the Company has received any notice, claim or assertion, which involve a potential cost or liability to the Company which would singly or in the aggregate, materially or adversely affect the financial condition, results of operations, business or prospects of the company. The Company is not in default with respect to any order, writ, injunction or decree of any court or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign affecting or relating to it which is material to the financial condition, results of operations or business of the Company.

          14.7 NO MATERIAL ADVERSE CHANGE. Since March 31, 1996, other than as disclosed in 1996 10-Qs and 8-Ks, there has been no material adverse change in the assets, business, prospects, operations or financial condition of the Company.

          14.8 BROKERS AND FINDERS. Neither the Company nor any person acting on behalf of the Company has employed any broker, agent or finder, or incurred any liability for any brokerage fees, agents' commissions or finders' fees, in connection with the transactions contemplated herein. The Company agrees to indemnify Purchasers against any claim by any third person for any commission, brokerage fee, finders fee, or other payment with respect to this Agreement or the transactions contemplated hereby based upon any alleged agreement or understanding between such party and such third person, whether expressed or implied, arising from the actions of such party. The covenants set forth in this Section 14.8 shall survive the Closing Date and the consummation of the transactions contemplated by this Agreement.

          14.9 REGULATORY COMPLIANCE. To the best knowledge of the Company, it has operated and is currently operating in compliance in all material respects with all laws, rules, regulations, orders, decrees, licenses or permits applicable to it or to its business. The Company has not received any notice from the FDA or any other governmental agency or authority of any noncompliance by the Company with any law, rule, regulation, order, decree, license or permit applicable to it or its business or properties.

          14.10 ARTICLES OF INCORPORATION AND BY-LAWS. The Company has delivered to the Purchasers copies of its Articles of Incorporation and all amendments thereto, which copies are complete and correct. The Company is not in default under or in violation of any provisions of its Articles of Incorporation. The Company's Articles of Incorporation have not been amended since the date of certification thereof and no action has been taken for the purpose of effecting any amendment thereto. The Company has delivered to the Purchasers copies of its By-laws and all amendments thereto, which copies are complete and correct. The Company is not in default under or in violation of any provision of its By-laws.

          14.11 PRODUCT LIABILITY. The Company has not received any notice, claim or assertion regarding an actual or alleged liability of the Company with respect to any of its products.

          14.12 OEM RELATIONSHIPS. The Company has not received any notice, claim or assertion from or with respect to any OEM counterparty of the Company regarding intention of such OEM party to either discontinue its relationship with the Company or develop or market products in competition with the Company.

          14.13 PATENTS AND PROPRIETARY RIGHTS. The Company received FDA market clearance for the argon laser in February 1996. The Company also received formal notice of allowance for its initial patent application concerning laser teeth whitening in April, 1997. The Company has no reason to believe that any of its patents or proprietary rights infringes upon or otherwise violates the patents or proprietary rights of any other party. Except for the demand letter dated March 14, 1996 received from BioLase Technology, Inc. and an action filed in the Circuit Court of Jefferson County, Alabama, against the Company, Dr. David Yarborough and others by Jerry B. Black, the company has not received any notice, claim or assertion that its patents or proprietary rights infringe upon or otherwise violate the patents or proprietary rights of any other party.

          14.14 UNINCORPORATED DOCUMENTS OR MATERIALS. With respect to any document or other materials received by the Purchasers from the Company or its representatives which are incorporated herein by reference pursuant to
     Section 9.9 hereof, (i) the Company has no reason to believe any of such documents and materials or any projections contained therein contain errors or misstatements or do not adequately describe the transactions contemplated by this Agreement or the status of the development of the Company's technology, and (ii) such documents, materials and projections were prepared by the Company and its management in good faith.

          14.15 INFORMATION. To the best knowledge of the Company, the information concerning the Company set forth in this Agreement is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading. The Company is not aware of any facts or circumstances existing or any event which has had or which reasonably could be expected to have in the future a material adverse effect with respect to the financial condition, business, affairs or prospects of the Company since the last day of its most recent fiscal year which is not otherwise disclosed in the documents provided to Purchasers hereunder.

          14.16 NATURE OF COMPANY. The Company is not an open ended investment company or a unit investment trust, registered or required to be registered, or a closed end investment company required to be registered, but not registered, under the Investment Company Act of 1940.

     15. CONFIDENTIALITY. Purchasers acknowledge and agree that the Company has provided them with certain information about the Company that is proprietary and confidential in connection with the consummation of the transactions contemplated by this Agreement (the "CONFIDENTIAL INFORMATION"). Purchasers covenant to preserve the confidentiality of the Confidential Information and to use the Confidential Information only for the purpose of determining to proceed with the transactions contemplated by this Agreement, except that information (i) in the public domain without violation of any confidentiality agreement, if known by the party receiving it before receipt, or (ii) received from a third party without violation of a non-disclosure obligation of that third party of the party delivering or disclosing information shall not be considered Confidential Information subject to this Section 15.

     16. NONDISCLOSURE. Except as required by applicable securities laws, rules and regulations, prior to the Closing Date, no press release or other announcement concerning the proposed transactions will be issued except by mutual consent of the parties. This Agreement and all negotiations and discussions between the parties in connection with this Agreement shall be strictly confidential and will not be disclosed in any manner prior to the Closing Date, except to employees and agents of the parties on a need-to-know basis, as required by applicable law or regulations or as otherwise agreed by the parties. After Closing, disclosure shall be at the sole discretion of the Company.

     17. CONDITIONS TO CLOSING. Closing of the transactions contemplated by this Agreement shall be contingent upon the satisfaction of the following conditions precedent:

          17.1 APPROVALS, WAIVERS, ETC. ILT shall have delivered to Purchasers evidence of all approvals of its board of directors, government or third-parties which may be required for the sale of the Purchased Securities, in full force and effect as of the Closing Date.

          17.2 SECURITIES LAWS FILINGS. ILT shall have made or obtained all federal, state or local government filings, permits and authorizations (including without limitation federal and state securities laws filings) necessary for the sale of the Purchased Securities.

          17.3 OPINIONS. The Company shall have delivered to the Purchasers an opinion of counsel to the Company that any shares of Common Stock of the Company issued since the Securities Purchase Agreement dated April 1, 1996 were validly issued, fully paid and non-assessable, that the Purchased Securities, when paid for and issued, will be validly issued, fully paid and non-assessable, and that the Transaction Documents have been duly authorized and constitute legal and binding obligations of the Company enforceable according to their terms.

     18.  GENERAL PROVISIONS.

          18.1 ATTORNEYS' FEES. In the event of a default in the performance of this Agreement or any document or instrument executed in connection with this Agreement, the defaulting party, in addition to all other obligations of performance hereunder, shall pay reasonable attorneys' fees and costs incurred by the non-defaulting party to enforce performance of this Agreement.

          18.2 CHOICE OF LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah, including choice of law rules.

          18.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which when so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

          18.4 ENTIRE AGREEMENT. This Agreement, and the Exhibits, Schedules and other attachments referred to herein (all of which are incorporated in this Agreement by reference) collectively set forth the entire agreement between the parties as to the subject matter hereof, supersede any and all prior or contemporaneous agreements or understandings of the parties relating to the subject matter of this Agreement (including without limitation the letter agreement between the Company and CAP Advisors Limited dated April 9, 1997), and may not be amended except by an instrument in writing signed by all of the parties to this Agreement.

          18.5 EXPENSES. The parties shall be responsible for and shall pay their own costs and expenses, including without limitation attorneys' fees and accountants' fees and expenses, in connection with the conduct of the due diligence inquiry, negotiation, execution and delivery of this Agreement and the instruments, documents and agreements executed in connection with this Agreement. Notwithstanding the foregoing, the Company shall pay any stock transfer taxes payable in connection with the issue and sale of the Purchased Securities to the Purchasers.

          18.6 HEADINGS. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

          18.7 NOTICES. All notices or other communications provided for under this Agreement shall be in writing, and mailed, telecopied or delivered by hand delivery or by overnight courier service, to the parties at their respective addresses as indicated below or at such other address as the parties may designate in writing:

               (1) If to Purchaser, then to the address set forth in SCHEDULE I hereto.

               (2)  If to the Company:

                    Ion Laser Technology, Inc.
                    3828 South Main Street
                    Salt Lake City, Utah 84115
                    Fax: (801) 262-5770

                    With a copy to:

                    Jeffrey M. Jones, Esq.
                    DURHAM, EVANS, JONES & PINEGAR, P.C.
                    Key Bank Tower, Suite 850
                    50 South Main Street
                    Salt Lake City, Utah  84144
                    Fax: (801) 363-1835

     All notices and communications shall be effective as follows: When mailed, upon three (3) business days after deposit in the mail (postage prepaid); when telecopied, upon confirmed transmission of the telecopied notice; when hand delivered, upon delivery; and when sent by overnight courier, the next business day after deposit of the notice with the overnight courier.

          18.8 SEVERABILITY. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

          18.9 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors, but shall not be assignable by Purchasers without the prior written consent of the Company.

          18.10 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS CLOSING. All warranties, representations, indemnities and agreements made in this Agreement by a party hereto shall survive the date of this Agreement, the Closing Date, the consummation of the transactions contemplated by this Agreement, and the issuance by the Company of the Purchased Securities.

     IN WITNESS WHEREOF, the party named below has caused this Agreement to be executed, as of the date first above written.


                                                LCO INVESTMENTS LIMITED


                                                By:  /s/ Michael C.M. Yong
                                                   -----------------------------
                                                  Name:   Michael C.M. Yong
                                                  Title:  Director
                                                  Date:   May 8, 1997


                                                 /s/ Richard S. Braddock
                                                --------------------------------
                                                RICHARD S. BRADDOCK
                                                Date:     May 8, 1997


ACCEPTED AND AGREED:

ION LASER TECHNOLOGY, INC.


By: /s/E. Wyatt Cannady
   -------------------------------------------------
     Name:  E. Wyatt Cannady
     Title: President and Chief Executive Officer
     Date:  May 8, 1997

                                      SCHEDULE I
                         TO THE SECURITIES PURCHASE AGREEMENT
                           PURCHASERS SIGNATORY THERETO AND
                              ION LASER TECHNOLOGY, INC.


================================================================================
                                                 OPTIONS
                              NUMBER OF       PURCHASED FOR
                              SHARES OF       THE FOLLOWING
NAME AND ADDRESS           OF COMMON STOCK      NUMBER OF         RESIDENCY OR
   PURCHASER                 PURCHASED           SHARES          INCORPORATION
--------------------------------------------------------------------------------
LCO Investments Limited       342,858            400,000        Channel Islands
Canada Court
Upland Road, St. Peter Port
Guernsey, Channel Islands
--------------------------------------------------------------------------------
Richard S. Braddock            85,714            100,000        New York
10 Gracie Square
New York, NY  10028
--------------------------------------------------------------------------------
TOTAL                         428,572            500,000
================================================================================

                                                   EXHIBIT A TO
                                                   SECURITIES PURCHASE AGREEMENT


                              ION LASER TECHNOLOGY, INC.

     ---------------------------------------------------------------------------

                                  OPTION TO PURCHASE
                                SHARES OF COMMON STOCK

     ---------------------------------------------------------------------------

     THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT, THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND UPON OBTAINING AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL FOR THE COMPANY), SATISFACTORY TO THE COMPANY, THAT SUCH DISPOSITION MAY BE MADE WITHOUT REGISTRATION OF THE SECURITIES UNDER SUCH ACT, OR UNLESS SOLD PURSUANT TO RULE 144. THE HOLDER OF THESE SECURITIES HAS AGREED AND COVENANTED NOT TO OFFER OR SELL THESE SECURITIES IN THE UNITED STATES, ITS TERRITORIES OR POSSESSIONS, OR TO PERSONS KNOWN TO BE NATIONALS OR RESIDENTS OF THE UNITED STATES, UNTIL THE EXPIRATION OF 365 DAYS AFTER THE ISSUANCE THEREOF, AND THEREAFTER ONLY IF THE SHARES ARE REGISTERED UNDER THE ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREUNDER IS AVAILABLE.


     THIS CERTIFIES THAT LCO INVESTMENTS LIMITED (the "HOLDER") is entitled to purchase, on the terms hereof, 400,000 shares of Common Stock of ION LASER TECHNOLOGY, INC. a Utah corporation (the "COMPANY"), subject to adjustment as provided herein.

     1. EXERCISE OF OPTION. The terms and conditions upon which this Option may be exercised, and the Common Stock covered hereby (the "OPTION STOCK") may be purchased, are as follows:

          1.1 TERM. This Option may be exercised in whole or in part at any time and from time to time commencing after the date hereof, but in no case may this Option be exercised later than the close of business on May 1, 2007 (the "TERMINATION DATE"), after which time this Option shall terminate and shall be void and of no further force or effect.

          1.2 PURCHASE PRICE. Except as adjusted pursuant to Section 2 hereof, the per share purchase price for the shares of Common Stock to be issued upon exercise of this Option shall be Nine Dollars ($9.00) per share of Common Stock purchased.

          1.3 METHOD OF EXERCISE. The exercise of the purchase rights evidenced by this Option shall be effected by (a) the surrender of the Option, together with a duly executed copy of the form of subscription attached hereto, to the Company at its principal offices and (b) the delivery of the purchase price by cashier's check payable to the Company's order for the number of shares for which the purchase rights hereunder are being exercised. In the event this Option is exercised in part at any time and not in whole, the Company shall promptly issue and deliver to the Holder a replacement Option Agreement reflecting the number of shares of Common Stock of the Company subject to such Option after giving effect to such partial exercise.

          1.4 ISSUANCE OF SHARES. Upon the exercise of the purchase rights evidenced by this Option, a certificate or certificates for the purchased shares shall be issued to the Holder as soon as practicable (and in any event within three business days after exercise).

     2.   CERTAIN ADJUSTMENTS.

          2.1 MERGERS, CONSOLIDATIONS OR SALE OF ASSETS. If at any time there shall be a capital reorganization (other than a combination or subdivision of Option Stock otherwise provided for herein), or a merger or consolidation of the Company with or into another corporation, or the sale of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation or sale, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Option, during the period specified in this Option and upon payment of the purchase price, the number of shares of stock or other securities or property of the Company or the successor corporation resulting from such reorganization, merger, consolidation or sale, to which a holder of the Common Stock deliverable upon exercise of this Option would have been entitled under the provisions of the agreement in such reorganization, merger, consolidation or sale if this Option had been exercised immediately before that reorganization, merger, consolidation or sale. In any such case, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Option with respect to the rights and interests of the Holder after the reorganization, merger, consolidation or sale to the end that the provisions of this Option (including adjustment of the purchase price then in effect and the number of shares of Option Stock) shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Option.

          2.2 SPLITS AND SUBDIVISIONS. In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of the holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as the "COMMON STOCK EQUIVALENTS") without payment of any consideration by such holder for the additional shares of Common Stock or Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such distribution, split or subdivision if no record date is fixed), the purchase price hereunder shall be appropriately decreased and the number of shares of Option Stock shall be appropriately increased in proportion to such increase in outstanding shares.

          2.3 COMBINATION OF SHARES. If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, the purchase price hereunder shall be appropriately increased and the number of shares of Option Stock shall be appropriately decreased in proportion to such decrease in outstanding shares.

          2.4 OTHER ADJUSTMENTS. If at any time on or before May 8, 1998 the Company issues and sells pursuant to a public offering any shares of Common Stock for a sale price less than $7.00 per share, or any securities convertible into shares of Common Stock at a conversion price of less than $7.00 per share (in either case, "DILUTIVE SECURITIES"), then, as of the date of issue of such Dilutive Securities, the purchase price hereunder shall be appropriately decreased to the purchase price or conversion price (as the case may be) of such Dilutive Securities.

          2.5 CERTIFICATE AS TO ADJUSTMENTS. In the case of each adjustment or readjustment of the purchase price pursuant to this Section 2, the Company will promptly compute such adjustment or readjustment in accordance with the terms hereof and cause a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based to be delivered to the Holder of this Option.

The Company will, upon the written request at any time of the Holder of this Option, furnish or cause to be furnished to such Holder a certificate setting forth:

                              (a)  Such adjustments and readjustments;

                              (b)  The purchase price at the time in effect; and

                              (c) The number of shares of Option Stock and the amount, if any, of other property at the time receivable upon the exercise of the Option.

     3. FRACTIONAL SHARES. No fractional shares shall be issued in connection with any exercise of this Option.

     4. RESERVATION OF COMMON STOCK. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the exercise of this Option, such number of its shares of Common Stock as shall from time to time be sufficient to effect the exercise of this Option; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of the entire Option, in addition to such other remedies as shall be available to the Holder of this Option, the Company will use its reasonable best efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

     5. PRIVILEGE OF STOCK OWNERSHIP. Prior to the exercise of this Option, the Holder shall not be entitled, by virtue of holding this Option, to any rights of a stockholder of the Company.

     6.   TRANSFERS AND EXCHANGES.

          6.1 Subject to the limitations set forth below and subject to compliance with applicable federal and state securities laws, all or any part of this Option and all rights hereunder are transferable in whole or in part by Holder, provided such transfer is made in accordance with the provisions of that certain Securities Purchase Agreement of even date herewith entered into by the Holder, certain other Purchasers signatory thereto and the Company (the "SECURITIES PURCHASE AGREEMENT"). The terms and conditions of such Securities Purchase Agreement are hereby incorporated in and made a part of this Option Agreement. The transfer shall be recorded on the books of the Company upon the surrender of this Option, properly endorsed, to the Company at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In addition, the transferee shall at the same time submit its written consent and acknowledgment, by which the transferee shall covenant and agree to be bound by and comply with the Securities Purchase Agreement. In the event of a partial transfer, the Company shall issue to the several holders one or more appropriate new Options. The Company may deem and treat the registered Holder as the absolute owner of the Option (notwithstanding any notice of ownership or writing thereon made by anyone other than the Company) for all purposes, and the Company will not be affected by any notice to the contrary. No rights under and by virtue of this Option shall pass and be transferred separately and apart from this Option.

          6.2 All new Options issued in connection with transfers, exchanges or partial exercises shall be identical in form and provision to this Option except as to the number of shares issuable upon exercise thereof.

     7. SUCCESSORS AND ASSIGNS. The terms and provisions of this Option Agreement shall be binding upon the Company and the Holder and their respective successors and assigns, subject at all times to the restrictions set forth in this Option Agreement and the Securities Purchase Agreement.

     8. LOSS, THEFT, DESTRUCTION OR MUTILATION OF OPTION. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Option Agreement, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to the Company, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Option Agreement, if mutilated, the Company will make and deliver a new Option Agreement of like tenor and dated as of such cancellation, in lieu of this Option Agreement.

     9. AMENDMENT. This Option Agreement and the terms of the Options may be amended only with the written consent of the Holder and the Company set forth in a writing specifying such amendment.

     10. SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or Sunday or shall be a legal holiday, then such action may be taken or such right may be exercised, except as to the purchase price, on the next succeeding day not a Saturday, Sunday or legal holiday.

     11. NOTICES. Any notice or demand authorized by this Option shall be sufficiently given or made, if in writing and personally served, sent by telecopy followed by written confirmation of receipt, or deposited in the United States mail, registered or certified, return receipt requested, postage prepaid, at or to the address or telecopy number as the receiving party shall have specified most recently by written notice to the other party. Notice shall be deemed given on the date of service if personally served or if sent by telecopy. Notice mailed as provided herein shall be deemed given on the next business day following the date sent by Federal Express or comparable next-day-delivery courier service, or on the third business day following the date mailed.

     To the Company:     E. Wyatt Cannady, President and CEO
                         Ion Laser Technology, Inc.
                         3828 South Main Street
                         Salt Lake City, UT 84115
                         Telecopy No.:  (801) 262-5770

     To the Holder:      LCO Investments Limited
                         Canada Court
                         Upland Road, St. Peter Port
                         Guernsey, Channel Islands

     12. INVESTMENT REPRESENTATION. The Holder, by accepting this Option, represents that the Holder is acquiring the Option for his own account for investment purposes and not with a view to any offer or distribution thereof and that the Holder will not sell or otherwise dispose of the Option or the underlying Option Stock in violation of applicable securities laws.

          DATED May ___, 1997.

                                          ION LASER TECHNOLOGY, INC.



                                          By:__________________________________
                                             E. Wyatt Cannady, President and CEO


                                          LCO INVESTMENTS LIMITED



                                          By:___________________________________

                                          Title:________________________________

                         SUBSCRIPTION AND EXERCISE OF OPTION
                         -----------------------------------


Ion Laser Technology, Inc.
3828 South Main Street
Salt Lake City, Utah 84115


Ladies and Gentlemen:

     The undersigned hereby elects to purchase, pursuant to the provisions of the Option held by the undersigned, ____________ shares of the Common Stock of Ion Laser Technology, Inc., a Utah corporation (the "COMPANY").

     The undersigned hereby represents and warrants that the undersigned is acquiring such stock for its own account and not for resale or with a view to distribution of any part thereof.

     [Consider Reg S representations re. citizenship and holding period, and reference to restrictive legend on underlying shares to be issued.]

     The [Option exercise price of $9.00 per share] [the adjusted Option exercise price of $____ per share] being purchased hereby is enclosed with this notice of exercise. The aggregate purchase price is $________________.

Dated:___________________


                                          LCO INVESTMENTS LIMITED


                                          By:_______________________________

                                          Title:____________________________

                                          Address:  Canada Court
                                                    Upland Road, St. Peter Port
                                                    Guernsey, Channel Islands


                                    -------------------------------------------
                                    (Social Security or Taxpayer Identification
                                    Number of Holder)

                              ION LASER TECHNOLOGY, INC.

         --------------------------------------------------------------------

                                  OPTION TO PURCHASE
                                SHARES OF COMMON STOCK

         --------------------------------------------------------------------

     THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT, THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND UPON OBTAINING AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL FOR THE COMPANY), SATISFACTORY TO THE COMPANY, THAT SUCH DISPOSITION MAY BE MADE WITHOUT REGISTRATION OF THE SECURITIES UNDER SUCH ACT, OR UNLESS SOLD PURSUANT TO RULE 144.


     THIS CERTIFIES THAT RICHARD S. BRADDOCK (the "HOLDER") is entitled to purchase, on the terms hereof, 100,000 shares of Common Stock of ION LASER TECHNOLOGY, INC. a Utah corporation (the "COMPANY"), subject to adjustment as provided herein.

     1. EXERCISE OF OPTION. The terms and conditions upon which this Option may be exercised, and the Common Stock covered hereby (the "OPTION STOCK") may be purchased, are as follows:

          1.1 TERM. This Option may be exercised in whole or in part at any time and from time to time commencing after the date hereof, but in no case may this Option be exercised later than the close of business on May 1, 2007 (the "TERMINATION DATE"), after which time this Option shall terminate and shall be void and of no further force or effect.

          1.2 PURCHASE PRICE. Except as adjusted pursuant to Section 2 hereof, the per share purchase price for the shares of Common Stock to be issued upon exercise of this Option shall be Nine Dollars ($9.00) per share of Common Stock purchased.

          1.3 METHOD OF EXERCISE. The exercise of the purchase rights evidenced by this Option shall be effected by (a) the surrender of the Option, together with a duly executed copy of the form of subscription attached hereto, to the Company at its principal offices and (b) the delivery of the purchase price by cashier's check payable to the Company's order for the number of shares for which the purchase rights hereunder are being exercised. In the event this Option is exercised in part at any time and not in whole, the Company shall promptly issue and deliver to the Holder a replacement Option Agreement reflecting the number of shares of Common Stock of the Company subject to such Option after giving effect to such partial exercise.

          1.4 ISSUANCE OF SHARES. Upon the exercise of the purchase rights evidenced by this Option, a certificate or certificates for the purchased shares shall be issued to the Holder as soon as practicable (and in any event within three business days after exercise).

     2.   CERTAIN ADJUSTMENTS.

          2.1 MERGERS, CONSOLIDATIONS OR SALE OF ASSETS. If at any time there shall be a capital reorganization (other than a combination or subdivision of Option Stock otherwise provided for herein), or a merger or consolidation of the Company with or into another corporation, or the sale of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation or sale, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Option, during the period specified in this Option and upon payment of the purchase price, the number of shares of stock or other securities or property of the Company or the successor corporation resulting from such reorganization, merger, consolidation or sale, to which a holder of the Common Stock deliverable upon exercise of this Option would have been entitled under the provisions of the agreement in such reorganization, merger, consolidation or sale if this Option had been exercised immediately before that reorganization, merger, consolidation or sale. In any such case, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Option with respect to the rights and interests of the Holder after the reorganization, merger, consolidation or sale to the end that the provisions of this Option (including adjustment of the purchase price then in effect and the number of shares of Option Stock) shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Option.

          2.2 SPLITS AND SUBDIVISIONS. In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of the holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as the "COMMON STOCK EQUIVALENTS") without payment of any consideration by such holder for the additional shares of Common Stock or Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such distribution, split or subdivision if no record date is fixed), the purchase price hereunder shall be appropriately decreased and the number of shares of Option Stock shall be appropriately increased in proportion to such increase in outstanding shares.

          2.3 COMBINATION OF SHARES. If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, the purchase price hereunder shall be appropriately increased and the number of shares of Option Stock shall be appropriately decreased in proportion to such decrease in outstanding shares.

          2.4 OTHER ADJUSTMENTS. If at any time on or before May 1, 1998 the Company issues and sells pursuant to a public offering any shares of Common Stock for a sale price less than $7.00 per share, or any securities convertible into shares of Common Stock at a conversion price of less than $7.00 per share (in either case, "DILUTIVE SECURITIES"), then, as of the date of issue of such Dilutive Securities, the purchase price hereunder shall be appropriately decreased to the purchase price or conversion price (as the case may be) of such Dilutive Securities.

          2.5 CERTIFICATE AS TO ADJUSTMENTS. In the case of each adjustment or readjustment of the purchase price pursuant to this Section 2, the Company will promptly compute such adjustment or readjustment in accordance with the terms hereof and cause a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based to be delivered to the Holder of this Option. The Company will, upon the written request at any time of the Holder of this Option, furnish or cause to be furnished to such Holder a certificate setting forth:

               (a)  Such adjustments and readjustments;

               (b)  The purchase price at the time in effect; and

               (c) The number of shares of Option Stock and the amount, if any, of other property at the time receivable upon the exercise of the Option.

     3. FRACTIONAL SHARES. No fractional shares shall be issued in connection with any exercise of this Option.

     4. RESERVATION OF COMMON STOCK. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the exercise of this Option, such number of its shares of Common Stock as shall from time to time be sufficient to effect the exercise of this Option; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of the entire Option, in addition to such other remedies as shall be available to the Holder of this Option, the Company will use its reasonable best efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

     5. PRIVILEGE OF STOCK OWNERSHIP. Prior to the exercise of this Option, the Holder shall not be entitled, by virtue of holding this Option, to any rights of a stockholder of the Company.

     6.   TRANSFERS AND EXCHANGES.

          6.1 Subject to the limitations set forth below and subject to compliance with applicable federal and state securities laws, all or any part of this Option and all rights hereunder are transferable in whole or in part by Holder, provided such transfer is made in accordance with the provisions of that certain Securities Purchase Agreement of even date herewith entered into by the Holder, certain other Purchasers signatory thereto and the Company (the "SECURITIES PURCHASE AGREEMENT"). The terms and conditions of such Securities Purchase Agreement are hereby incorporated in and made a part of this Option Agreement. The transfer shall be recorded on the books of the Company upon the surrender of this Option, properly endorsed, to the Company at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In addition, the transferee shall at the same time submit its written consent and acknowledgment, by which the transferee shall covenant and agree to be bound by and comply with the Securities Purchase Agreement. In the event of a partial transfer, the Company shall issue to the several holders one or more appropriate new Options. The Company may deem and treat the registered Holder as the absolute owner of the Option (notwithstanding any notice of ownership or writing thereon made by anyone other than the Company) for all purposes, and the Company will not be affected by any notice to the contrary. No rights under and by virtue of this Option shall pass and be transferred separately and apart from this Option.

          6.2 All new Options issued in connection with transfers, exchanges or partial exercises shall be identical in form and provision to this Option except as to the number of shares issuable upon exercise thereof.

     7. SUCCESSORS AND ASSIGNS. The terms and provisions of this Option Agreement shall be binding upon the Company and the Holder and their respective successors and assigns, subject at all times to the restrictions set forth in this Option Agreement and the Securities Purchase Agreement.

     8. LOSS, THEFT, DESTRUCTION OR MUTILATION OF OPTION. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Option Agreement, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to the Company, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Option Agreement, if mutilated, the Company will make and deliver a new Option Agreement of like tenor and dated as of such cancellation, in lieu of this Option Agreement.

     9. AMENDMENT. This Option Agreement and the terms of the Options may be amended only with the written consent of the Holder and the Company set forth in a writing specifying such amendment.

     10. SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or Sunday or shall be a legal holiday, then such action may be taken or such right may be exercised, except as to the purchase price, on the next succeeding day not a Saturday, Sunday or legal holiday.

     11. NOTICES. Any notice or demand authorized by this Option shall be sufficiently given or made, if in writing and personally served, sent by telecopy followed by written confirmation of receipt, or deposited in the United States mail, registered or certified, return receipt requested, postage prepaid, at or to the address or telecopy number as the receiving party shall have specified most recently by written notice to the other party. Notice shall be deemed given on the date of service if personally served or if sent by telecopy. Notice mailed as provided herein shall be deemed given on the next business day following the date sent by Federal Express or comparable next-day-delivery courier service, or on the third business day following the date mailed.

     To the Company:     E. Wyatt Cannady, President and CEO
                         Ion Laser Technology, Inc.
                         3828 South Main Street
                         Salt Lake City, UT 84115
                         Telecopy No.:  (801) 262-5770

     To the Holder:      Richard S. Braddock
                         10 Gracie Square
                         New York, NY  10028

     12. INVESTMENT REPRESENTATION. The Holder, by accepting this Option, represents that the Holder is acquiring the Option for his own account for investment purposes and not with aview to any offer or distribution thereof and that the Holder will not sell or otherwise dispose of the Option or the underlying Option Stock in violation of applicable securities laws.

          DATED May ___, 1997.

                                      ION LASER TECHNOLOGY, INC.



                                      By:
                                         -----------------------------------
                                         E. Wyatt Cannady, President and CEO


                                      RICHARD S. BRADDOCK



                                      By:____________________________________


                                      Title:_________________________________

                         SUBSCRIPTION AND EXERCISE OF OPTION
                         -----------------------------------


Ion Laser Technology, Inc.
3828 South Main Street
Salt Lake City, Utah 84115


Ladies and Gentlemen:

     The undersigned hereby elects to purchase, pursuant to the provisions of the Option held by the undersigned, ____________ shares of the Common Stock of Ion Laser Technology, Inc., a Utah corporation (the "COMPANY").

     The undersigned hereby represents and warrants that the undersigned is acquiring such stock for its own account and not for resale or with a view to distribution of any part thereof.

     The [Option exercise price of $9.00 per share] [the adjusted Option exercise price of $____ per share] being purchased hereby is enclosed with this notice of exercise. The aggregate purchase price is $________________.

Dated:___________________



                                             RICHARD S. BRADDOCK

                                             By:_______________________________

                                             Title:____________________________

                                             Address:
                                                       Richard S. Braddock
                                                       10 Gracie Square
                                                       New York, NY  10028


-------------------------------------------
(Social Security or Taxpayer Identification
Number of Holder)

                                                   EXHIBIT B TO
                                                   SECURITIES PURCHASE AGREEMENT


                              ION LASER TECHNOLOGY, INC.

      --------------------------------------------------------------------------

                                 AMENDED AND RESTATED
                                  OPTION TO PURCHASE
                                SHARES OF COMMON STOCK

      --------------------------------------------------------------------------



     THIS AMENDED AND RESTATED OPTION AGREEMENT (this "AGREEMENT") between Ion Laser Technology, Inc., a Utah corporation (the "COMPANY") and LCO Investments Limited (the "HOLDER"), is entered into as of May 8, 1997.

                                       RECITALS

     A. The Company granted to Holder that certain Option to Purchase Common Stock, Number 001, dated April 1, 1996 the ("ORIGINAL OPTION AGREEMENT").

     B. Pursuant to the Original Option Agreement, the Company granted to Holder the right and option to purchase 773,334 shares of Common Stock of the Company at an exercise price of $20.00 per share.

     C. As of the date hereof, the Company and Holder have entered into a Securities Purchase Agreement (the "PURCHASE AGREEMENT") pursuant to which Holder has agreed to purchase additional shares of Common Stock and Options to Purchase shares of Common Stock of the Company.

     D. As a condition to the obligations of Holder under the Purchase Agreement, the Company has agreed to amend the Original Option Agreement to adjust the exercise price of the options granted to Holder thereunder, and to delete any provisions preventing resale of the underlying Common Stock for two years from the date of the Purchase Agreement, other than resale restrictions applicable pursuant to Regulation S promulgated by the Securities and Exchange Commission.

     NOW, THEREFORE, in consideration of the mutual promises under this Agreement and the Purchase Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Holder hereby agree to amend and restate the Original Option Agreement so that, as amended, the Original Option Agreement reads in its entirety as follows:

     THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT, THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND UPON OBTAINING AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL FOR THE COMPANY), SATISFACTORY TO THE COMPANY, THAT SUCH DISPOSITION MAY BE MADE WITHOUT REGISTRATION OF THE SECURITIES UNDER SUCH ACT, OR UNLESS SOLD PURSUANT TO RULE 144.


     THIS CERTIFIES THAT LCO Investments Limited (the "HOLDER") is entitled to purchase, on the terms hereof, 773,334 shares of Common Stock of ION LASER TECHNOLOGY, INC. a Utah corporation (the "COMPANY"), subject to adjustment as provided herein.

     1. EXERCISE OF OPTION. The terms and conditions upon which this Option may be exercised, and the Common Stock covered hereby (the "OPTION STOCK") may be purchased, are as follows:

          1.1 TERM. This Option may be exercised in whole or in part at any time commencing after the date hereof, but in no case may this Option be exercised later than the close of business on March 31, 2006 (the "TERMINATION DATE"), after which time this Option shall terminate and shall be void and of no further force or effect.

          1.2 PURCHASE PRICE. Except as adjusted pursuant to Section 2 hereof, the per share purchase price for the shares of Common Stock to be issued upon exercise of this Option shall be Nine Dollars ($9.00) per share of Common Stock purchased.

          1.3 METHOD OF EXERCISE. The exercise of the purchase rights evidenced by this Option shall be effected by (a) the surrender of the Option, together with a duly executed copy of the form of subscription attached hereto, to the Company at its principal offices and (b) the delivery of the purchase price by cashier's check payable to the Company's order for the number of shares for which the purchase rights hereunder are being exercised. In the event this Option is exercised in part at any time and not in whole, the Company shall promptly issue and deliver to the Holder a replacement Option Agreement reflecting the number of shares of Common Stock of the Company subject to such Option after giving effect to such partial exercise.

          1.4 ISSUANCE OF SHARES. Upon the exercise of the purchase rights evidenced by this Option, a certificate or certificates for the purchased shares shall be issued to the Holder as soon as practicable (and in any event within three business days after exercise).

     2.   CERTAIN ADJUSTMENTS.

          2.1 MERGERS, CONSOLIDATIONS OR SALE OF ASSETS. If at any time there shall be a capital reorganization (other than a combination or subdivision of Option Stock otherwise provided for herein), or a merger or consolidation of the Company with or into another corporation, or the sale of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation or sale, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Option, during the period specified in this Option and upon payment of the purchase price, the number of shares of stock or other securities or property of the Company or the successor corporation resulting from such reorganization, merger, consolidation or sale, to which a holder of the Common Stock deliverable upon exercise of this Option would have been entitled under the provisions of the agreement in such reorganization, merger, consolidation or sale if this Option had been exercised immediately before that reorganization, merger, consolidation or sale. In any such case, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Option with respect to the rights and interests of the Holder after the reorganization, merger, consolidation or sale to the end that the provisions of this Option (including adjustment of the purchase price then in effect and the number of shares of Option Stock) shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Option.

          2.2 SPLITS AND SUBDIVISIONS. In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of the holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as the "COMMON STOCK EQUIVALENTS") without payment of any consideration by such holder for the additional shares of Common Stock or Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such distribution, split or subdivision if no record date is fixed), the purchase price hereunder shall be appropriately decreased and the number of shares of Option Stock shall be appropriately increased in proportion to such increase in outstanding shares.

          2.3 COMBINATION OF SHARES. If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, the purchase price hereunder shall be appropriately increased and the number of shares of Option Stock shall be appropriately decreased in proportion to such decrease in outstanding shares.

          2.4 CERTIFICATE AS TO ADJUSTMENTS. In the case of each adjustment or readjustment of the purchase price pursuant to this Section 2, the Company will promptly compute such adjustment or readjustment in accordance with the terms hereof and cause a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based to be delivered to the Holder of this Option. The Company will, upon the written request at any time of the Holder of this Option, furnish or cause to be furnished to such Holder a certificate setting forth:

              (a)  Such adjustments and readjustments;

              (b)  The purchase price at the time in effect; and

              (c) The number of shares of Option Stock and the amount, if any, of other property at the time receivable upon the exercise of the Option.

     3. FRACTIONAL SHARES. No fractional shares shall be issued in connection with any exercise of this Option.

     4. RESERVATION OF COMMON STOCK. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the exercise of this Option, such number of its shares of Common Stock as shall from time to time be sufficient to effect the exercise of this Option; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of the entire Option, in addition to such other remedies as shall be available to the Holder of this Option, the Company will use its reasonable best efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

     5. PRIVILEGE OF STOCK OWNERSHIP. Prior to the exercise of this Option, the Holder shall not be entitled, by virtue of holding this Option, to any rights of a stockholder of the Company.

     6.   TRANSFERS AND EXCHANGES.

          6.1 Subject to the limitations set forth below and subject to compliance with applicable federal and state securities laws, all or any part of this Option and all rights hereunder are transferable in whole or in part by Holder, provided such transfer is made in accordance with the provisions of that certain Securities Purchase Agreement of even date herewith entered into by the Holder, certain other Purchasers signatory thereto and the Company (the "SECURITIES PURCHASE AGREEMENT"). The terms and conditions of such Securities Purchase Agreement are hereby incorporated in and made a part of this Option Agreement. The transfer shall be recorded on the books of the Company upon the surrender of this Option, properly endorsed, to the Company at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In addition, the transferee shall at the same time submit its written consent and acknowledgment, by which the transferee shall covenant and agree to be bound by and comply with the Securities Purchase Agreement. In the event of a partial transfer, the Company shall issue to the several holders one or more appropriate new Options. The Company may deem and treat the registered Holder as the absolute owner of the Option (notwithstanding any notice of ownership or writing thereon made by anyone other than the Company) for all purposes, and the Company will not be affected by any notice to the contrary. No rights under and by virtue of this Option shall pass and be transferred separately and apart from this Option.

          6.2 All new Options issued in connection with transfers, exchanges or partial exercises shall be identical in form and provision to this Option except as to the number of shares issuable upon exercise thereof.

     7. SUCCESSORS AND ASSIGNS. The terms and provisions of this Option Agreement shall be binding upon the Company and the Holder and their respective successors and assigns, subject at all times to the restrictions set forth in this Option Agreement and the Securities Purchase Agreement.

     8. LOSS, THEFT, DESTRUCTION OR MUTILATION OF OPTION. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Option Agreement, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to the Company, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Option Agreement, if mutilated, the Company will make and deliver a new Option Agreement of like tenor and dated as of such cancellation, in lieu of this Option Agreement.

     9. AMENDMENT. This Option Agreement and the terms of the Options may be amended only with the written consent of the Holder and the Company set forth in a writing specifying such amendment.

     10. SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or Sunday or shall be a legal holiday, then such action may be taken or such right may be exercised, except as to the purchase price, on the next succeeding day not a Saturday, Sunday or legal holiday.

     11. NOTICES. Any notice or demand authorized by this Option shall be sufficiently given or made, if in writing and personally served, sent by telecopy followed by written confirmation of receipt, or deposited in the United States mail, registered or certified, return receipt requested, postage prepaid, at or to the address or telecopy number as the receiving party shall have specified most recently by written notice to the other party. Notice shall be deemed given on the date of service if personally served or if sent by telecopy. Notice mailed as provided herein shall be deemed given on the next business day following the date sent by Federal Express or comparable next-day-delivery courier service, or on the third business day following the date mailed.

     To the Company:     E. Wyatt Cannady, President and CEO
                         Ion Laser Technology, Inc.
                         3828 South Main Street
                         Salt Lake City, UT 84115
                         Telecopy No.:  (801) 262-5770

     To the Holder:      LCO Investments Limited
                         Canada Court
                         Upland Road, St. Peter Port
                         Guernsey, Channel Islands

     12. INVESTMENT REPRESENTATION. The Holder, by accepting this Option, represents that the Holder is acquiring the Option for its own account, for investment purposes, and not with a view to any offer or distribution thereof and that the Holder will not sell or otherwise dispose of the Option or the underlying Option Stock in violation of applicable securities laws.

     DATED MAY ____, 1997


                                                ION LASER TECHNOLOGY, INC.


                                                By:____________________________
                                                   E. Wyatt Cannady
                                                   President and CEO

                                LCO INVESTMENTS LIMITED



                                By:___________________________________

                                Title:________________________________

                         SUBSCRIPTION AND EXERCISE OF OPTION
                         -----------------------------------

Ion Laser Technology, Inc.
3828 South Main Street
Salt Lake City, Utah 84115


Ladies and Gentlemen:

     The undersigned hereby elects to purchase, pursuant to the provisions of that certain Amended and Restated Option to Purchase Shares of Common Stock, dated April ___, 1997, held by the undersigned, ____________ shares of the Common Stock of Ion Laser Technology, Inc., a Utah corporation (the "COMPANY").

     The undersigned hereby represents and warrants that the undersigned is acquiring such stock for its own account and not for resale or with a view to distribution of any part thereof.

     [Consider Reg S representations re. citizenship and holding period, and reference to restrictive legend on underlying shares to be issued.]

     The [Option exercise price of $9.00 per share] [the adjusted Option
exercise price of $          per share] being purchased hereby is enclosed with
this notice of exercise.  The aggregate purchase price is $________________.

Dated:_______________________

                                          LCO INVESTMENTS LIMITED


                                          By:_______________________________

                                          Title:____________________________

                                          Address:  Canada Court
                                                    Upland Road, St. Peter Port
                                                    Guernsey, Channel Islands



--------------------------------------------
(Social Security or Taxpayer Identification
Number of Holder)

                              ION LASER TECHNOLOGY, INC.

     ---------------------------------------------------------------------------

                                 AMENDED AND RESTATED
                                  OPTION TO PURCHASE
                                SHARES OF COMMON STOCK

     ---------------------------------------------------------------------------


     THIS AMENDED AND RESTATED OPTION AGREEMENT (this "AGREEMENT") between Ion Laser Technology, Inc., a Utah corporation (the "COMPANY") and Richard S. Braddock (the "HOLDER"), is entered into as of May 8, 1997.

                                       RECITALS

     A. The Company granted to Holder that certain Option to Purchase Common Stock, Number 002, dated April 1, 1996 the ("ORIGINAL OPTION AGREEMENT").

     B. Pursuant to the Original Option Agreement, the Company granted to Holder the right and option to purchase 193,333 shares of Common Stock of the Company at an exercise price of $20.00 per share.

     C. As of the date hereof, the Company and Holder have entered into a Securities Purchase Agreement (the "PURCHASE AGREEMENT") pursuant to which Holder has agreed to purchase additional shares of Common Stock and Options to Purchase shares of Common Stock of the Company.

     D. As a condition to the obligations of Holder under the Purchase Agreement, the Company has agreed to amend the Original Option Agreement to adjust the exercise price of the options granted to Holder thereunder, and to delete any provisions preventing resale of the underlying Common Stock for two years from the date of the Purchase Agreement, other than resale restrictions applicable pursuant to regulations promulgated by the Securities and Exchange Commission.

     NOW, THEREFORE, in consideration of the mutual promises under this Agreement and the Purchase Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Holder hereby agree to amend and restate the Original Option Agreement so that, as amended, the Original Option Agreement reads in its entirety as follows:

     THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IN THE

     ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT, THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND UPON OBTAINING AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL FOR THE COMPANY), SATISFACTORY TO THE COMPANY, THAT SUCH DISPOSITION MAY BE MADE WITHOUT REGISTRATION OF THE SECURITIES UNDER SUCH ACT, OR UNLESS SOLD PURSUANT TO RULE 144.

     THIS CERTIFIES THAT Richard S. Braddock (the "HOLDER") is entitled to purchase, on the terms hereof, 193,333 shares of Common Stock of ION LASER TECHNOLOGY, INC. a Utah corporation (the "COMPANY"), subject to adjustment as provided herein.

     1. EXERCISE OF OPTION. The terms and conditions upon which this Option may be exercised, and the Common Stock covered hereby (the "OPTION STOCK") may be purchased, are as follows:

          1.1 TERM. This Option may be exercised in whole or in part at any time commencing after the date hereof, but in no case may this Option be exercised later than the close of business on March 31, 2006 (the "TERMINATION DATE"), after which time this Option shall terminate and shall be void and of no further force or effect.

          1.2 PURCHASE PRICE. Except as adjusted pursuant to Section 2 hereof, the per share purchase price for the shares of Common Stock to be issued upon exercise of this Option shall be Nine Dollars ($9.00) per share of Common Stock purchased.

          1.3 METHOD OF EXERCISE. The exercise of the purchase rights evidenced by this Option shall be effected by (a) the surrender of the Option, together with a duly executed copy of the form of subscription attached hereto, to the Company at its principal offices and (b) the delivery of the purchase price by cashier's check payable to the Company's order for the number of shares for which the purchase rights hereunder are being exercised. In the event this Option is exercised in part at any time and not in whole, the Company shall promptly issue and deliver to the Holder a replacement Option Agreement reflecting the number of shares of Common Stock of the Company subject to such Option after giving effect to such partial exercise.

          1.4 ISSUANCE OF SHARES. Upon the exercise of the purchase rights evidenced by this Option, a certificate or certificates for the purchased shares shall be issued to the Holder as soon as practicable (and in any event within three business days after exercise).

     2.   CERTAIN ADJUSTMENTS.

          2.1 MERGERS, CONSOLIDATIONS OR SALE OF ASSETS. If at any time there shall be a capital reorganization (other than a combination or subdivision of Option Stock otherwise provided for herein), or a merger or consolidation of the Company with or into another corporation, or the sale of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation or sale, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Option, during the period specified in this Option and upon payment of the purchase price, the number of shares of stock or other securities or property of the Company or the successor corporation resulting from such reorganization, merger, consolidation or sale, to which a holder of the Common Stock deliverable upon exercise of this Option would have been entitled under the provisions of the agreement in such reorganization, merger, consolidation or sale if this Option had been exercised immediately before that reorganization, merger, consolidation or sale. In any such case, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Option with respect to the rights and interests of the Holder after the reorganization, merger, consolidation or sale to the end that the provisions of this Option (including adjustment of the purchase price then in effect and the number of shares of Option Stock) shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Option.

          2.2 SPLITS AND SUBDIVISIONS. In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of the holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as the "COMMON STOCK EQUIVALENTS") without payment of any consideration by such holder for the additional shares of Common Stock or Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such distribution, split or subdivision if no record date is fixed), the purchase price hereunder shall be appropriately decreased and the number of shares of Option Stock shall be appropriately increased in proportion to such increase in outstanding shares.

          2.3 COMBINATION OF SHARES. If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, the purchase price hereunder shall be appropriately increased and the number of shares of Option Stock shall be appropriately decreased in proportion to such decrease in outstanding shares.

          2.4 CERTIFICATE AS TO ADJUSTMENTS. In the case of each adjustment or readjustment of the purchase price pursuant to this Section 2, the Company will promptly compute such adjustment or readjustment in accordance with the terms hereof and cause a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based to be delivered to the Holder of this Option. The Company will, upon the written request at any time of the Holder of this Option, furnish or cause to be furnished to such Holder a certificate setting forth:

               (a)  Such adjustments and readjustments;

               (b)  The purchase price at the time in effect; and

               (c) The number of shares of Option Stock and the amount, if any, of other property at the time receivable upon the exercise of the Option.

     3. FRACTIONAL SHARES. No fractional shares shall be issued in connection with any exercise of this Option.

     4. RESERVATION OF COMMON STOCK. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the exercise of this Option, such number of its shares of Common Stock as shall from time to time be sufficient to effect the exercise of this Option; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of the entire Option, in addition to such other remedies as shall be available to the Holder of this Option, the Company will use its reasonable best efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

     5. PRIVILEGE OF STOCK OWNERSHIP. Prior to the exercise of this Option, the Holder shall not be entitled, by virtue of holding this Option, to any rights of a stockholder of the Company.

     6.   TRANSFERS AND EXCHANGES.

          6.1 Subject to the limitations set forth below and subject to compliance with applicable federal and state securities laws, all or any part of this Option and all rights hereunder are transferable in whole or in part by Holder, provided such transfer is made in accordance with the provisions of that certain Securities Purchase Agreement of even date herewith entered into by the Holder, certain other Purchasers signatory thereto and the Company (the "SECURITIES PURCHASE AGREEMENT"). The terms and conditions of such Securities Purchase Agreement are hereby incorporated in and made a part of this Option Agreement. The transfer shall be recorded on the books of the Company upon the surrender of this Option, properly endorsed, to the Company at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In addition, the transferee shall at the same time submit its written consent and acknowledgment, by which the transferee shall covenant and agree to be bound by and comply with the Securities Purchase Agreement. In the event of a partial transfer, the Company shall issue to the several holders one or more appropriate new Options. The Company may deem and treat the registered Holder as the absolute owner of the Option (notwithstanding any notice of ownership or writing thereon made by anyone other than the Company) for all purposes, and the Company will not be affected by any notice to the contrary. No rights under and by virtue of this Option shall pass and be transferred separately and apart from this Option.


          6.2 All new Options issued in connection with transfers, exchanges or partial exercises shall be identical in form and provision to this Option except as to the number of shares issuable upon exercise thereof.

     7. SUCCESSORS AND ASSIGNS. The terms and provisions of this Option Agreement shall be binding upon the Company and the Holder and their respective successors and assigns, subject at all times to the restrictions set forth in this Option Agreement and the Securities Purchase Agreement.

     8. LOSS, THEFT, DESTRUCTION OR MUTILATION OF OPTION. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Option Agreement, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to the Company, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Option Agreement, if mutilated, the Company will make and deliver a new Option Agreement of like tenor and dated as of such cancellation, in lieu of this Option Agreement.

     9. AMENDMENT. This Option Agreement and the terms of the Options may be amended only with the written consent of the Holder and the Company set forth in a writing specifying such amendment.

     10. SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or Sunday or shall be a legal holiday, then such action may be taken or such right may be exercised, except as to the purchase price, on the next succeeding day not a Saturday, Sunday or legal holiday.

     11. NOTICES. Any notice or demand authorized by this Option shall be sufficiently given or made, if in writing and personally served, sent by telecopy followed by written confirmation of receipt, or deposited in the United States mail, registered or certified, return receipt requested, postage prepaid, at or to the address or telecopy number as the receiving party shall have specified most recently by written notice to the other party. Notice shall be deemed given on the date of service if personally served or if sent by telecopy. Notice mailed as provided herein shall be deemed given on the next business day following the date sent by Federal Express or comparable next-day-delivery courier service, or on the third business day following the date mailed.

     To the Company:     E. Wyatt Cannady, President and CEO
                         Ion Laser Technology, Inc.
                         3828 South Main Street
                         Salt Lake City, UT 84115
                         Telecopy No.:  (801) 262-5770

     To the Holder:      Richard S. Braddock
                         10 Gracie Square
                         New York, NY  10028

     12. INVESTMENT REPRESENTATION. The Holder, by accepting this Option, represents that the Holder is acquiring the Option for its own account, for investment purposes, and not with a view to any offer or distribution thereof and that the Holder will not sell or otherwise dispose of the Option or the underlying Option Stock in violation of applicable securities laws.

     DATED MAY ____, 1997


                                         ION LASER TECHNOLOGY, INC.


                                         By:_____________________________
                                            E. Wyatt Cannady
                                            President and CEO


                                         ________________________________
                                         RICHARD S. BRADDOCK

                         SUBSCRIPTION AND EXERCISE OF OPTION
                         -----------------------------------


Ion Laser Technology, Inc.
3828 South Main Street
Salt Lake City, Utah 84115


Ladies and Gentlemen:

     The undersigned hereby elects to purchase, pursuant to the provisions of that certain Amended and Restated Option to Purchase Shares of Common Stock, dated May ___, 1997, held by the undersigned, ____________ shares of the Common Stock of Ion Laser Technology, Inc., a Utah corporation (the "COMPANY").

     The undersigned hereby represents and warrants that the undersigned is acquiring such stock for its own account and not for resale or with a view to distribution of any part thereof.

     The [Option exercise price of $9.00 per share] [the adjusted Option
exercise price of $          per share] being purchased hereby is enclosed with
this notice of exercise.  The aggregate purchase price is $________________.


Dated:_____________________



                                                 ______________________________
                                                  RICHARD S. BRADDOCK

                                                  Address:  10 Gracie Square
                                                            New York, NY  10028


--------------------------------------------
(Social Security or Taxpayer Identification
Number of Holder)